Management’s
Discussion and
Analysis

For the Three and Nine Months Ended September 30, 2024 and 2023

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of October 31, 2024 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and nine months ended September 30, 2024 in comparison with the corresponding period ended September 30, 2023. This discussion should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) available at www.centerragold.com and on SEDAR+ (“SEDAR”) at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward- Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.

Caution Regarding Forward-Looking Information

This document contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “believe”, “beyond”, “continue”, “expect”, “evaluate”, “finalizing”, “forecast”, “goal”, “intend”, “ongoing”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “restart”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2024 guidance, outlook and expectations, including production, cash flow, costs including care and maintenance and reclamation costs, capital expenditures, inflation, depreciation, depletion and amortization, taxes and cash flows; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan (“ASPP”), including the intention to renew the NCIB and the timing, methods and quantity of any purchases of Common Shares under the NCIB; statements relating to the TSX’s approval of the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; the timing and amount of future benefits and obligations in connection with the Additional Royal Gold Agreement; a Preliminary Economic Assessment at Mount Milligan and any related evaluation of resources or a life of mine beyond 2035; the integrated business plan of the Molybdenum Business Unit (“BU”) including the restart of the Thompson Creek Mine and commercial optimization of the Langeloth Facility; an initial resource estimate at the Goldfield Project including the success of exploration programs, technical optimization studies or metallurgical testwork; the re-evaluation of the technical concepts for the Kemess Project including confirmation and exploration drilling and any technical studies; the Company’s strategic plan; increased gold production at Mount Milligan and the success of any metallurgical reviews including the blending of elevated pyrite bearing high-grade gold, low-grade copper ore and any recoveries thereof; the site-wide optimization program at Mount Milligan including any further improvements to occupational health and safety, availability and utilization of the haul fleet, mill throughput and any potential costs savings resulting from the same; the expected gold and copper production at the Mount Milligan Mine and gold production at Öksüt Mine in 2024; royalty rates and taxes, including withholding taxes related to repatriation of earnings from Türkiye; project development costs at the Goldfield Project; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti- corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its normal course issuer bid, or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document are set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, the Kemess project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America (“USA”) and Türkiye. The Company also owns and operates a Molybdenum BU, which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum properties: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.
As at September 30, 2024, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Development	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Care and maintenance	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As at October 31, 2024, there are 211,337,985 common shares issued and outstanding, options to acquire 2,590,914 common shares outstanding under the Company’s stock option plan, and 1,001,883 restricted share units redeemable for common shares outstanding under the Company’s restricted share unit plan (redeemable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
	2024	2023	% Change	2024	2023	% Change
Financial Highlights
Revenue	323.9	343.9	(6)%	912.1	754.9	21%
Production costs	183.4	186.8	(2)%	519.8	544.6	(5)%
Depreciation, depletion, and amortization ("DDA")	33.2	42.5	(22)%	93.9	84.4	11%
Earnings from mine operations	107.3	114.6	(6)%	298.4	125.9	137%
Net earnings (loss)	28.8	60.6	(52)%	132.9	(52.5)	353%
Adjusted net earnings (loss)(1)	38.6	44.4	(13)%	116.3	(50.7)	329%
Cash provided by operating activities	103.6	166.6	(38)%	205.6	100.2	105%
Free cash flow(1)	37.4	144.5	(74)%	91.6	49.2	86%
Additions to property, plant and equipment (“PP&E”)	79.7	25.0	219%	132.9	53.8	147%
Capital expenditures - total(1)	60.5	24.6	146%	113.6	51.9	119%
Sustaining capital expenditures(1)	35.3	23.5	50%	82.1	49.0	68%
Non-sustaining capital expenditures(1)	25.2	1.1	2191%	31.5	2.9	986%
Net earnings (loss) per common share - $/share basic(2)	0.14	0.28	(50)%	0.62	(0.24)	357%
Adjusted net earnings (loss) per common share - $/share basic(1)(2)	0.19	0.21	(10)%	0.54	(0.23)	335%
Operating highlights
Gold produced (oz)	93,712	126,221	(26)%	294,880	221,058	33%
Gold sold (oz)	96,736	130,973	(26)%	284,307	218,118	30%
Average market gold price ($/oz)	2,474	1,929	28%	2,296	1,931	19%
Average realized gold price ($/oz )(3)	2,206	1,741	27%	2,040	1,642	24%
Copper produced (000s lbs)	13,693	15,026	(9)%	41,573	42,168	(1)%
Copper sold (000s lbs)	14,209	15,385	(8)%	41,536	43,548	(5)%
Average market copper price ($/lb)	4.18	3.79	10%	4.14	3.89	6%
Average realized copper price ($/lb)(3)	3.37	2.99	13%	3.39	3.01	13%
Molybdenum sold (000s lbs)	2,431	2,700	(10)%	8,054	9,077	(11)%
Average market molybdenum price ($/lb)	21.78	23.77	(8)%	21.17	26.05	(19)%
Average realized molybdenum price ($/lb)(3)	23.27	24.08	(3)%	21.90	25.71	(15)%
Unit costs
Gold production costs ($/oz)(4)	973	643	51%	860	820	5%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,302	827	57%	1,103	1,122	(2)%
All-in costs on a by-product basis ($/oz)(1)(4)	1,509	983	54%	1,299	1,471	(12)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	1,401	858	63%	1,218	1,168	4%
Copper production costs ($/lb)(4)	1.99	2.30	(13)%	2.09	2.43	(14)%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	2.69	2.73	(1)%	2.61	2.78	(6)%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)As at September 30, 2024, the Company had 211,752,347 common shares issued and outstanding.
(3)This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)All per unit costs metrics are expressed on a metal sold basis.

Overview of Consolidated Results

Third Quarter 2024 compared to Third Quarter 2023
Net earnings of $28.8 million were recognized in the third quarter of 2024, compared to net earnings of $60.6 million in the third quarter of 2023. The decrease in net earnings was primarily due to:

•lower earnings from mine operations of $107.3 million in the third quarter of 2024 compared to $114.6 million in the third quarter of 2023, primarily due to lower ounces of gold produced and sold at the Öksüt Mine, higher production costs at the Öksüt Mine and lower copper pounds sold at the Mount Milligan Mine. The decrease was partially offset by higher average realized gold and copper prices, higher gold ounces sold and lower Depreciation, Depletion and Amortization (“DDA”) at the Mount Milligan Mine; and
•reclamation expense of $6.6 million was recognized in the third quarter of 2024 compared to reclamation recovery of $23.1 million in the third quarter of 2023. The reclamation expense of $6.6 million was primarily attributable to a decrease in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project.

The decrease in net earnings was partially offset by a lower income tax expense of $27.9 million in the third quarter of 2024 compared to income tax expense of $41.5 million in the third quarter of 2023. The decrease in income tax expense was primarily due to lower income generated at the Öksüt Mine in the third quarter of 2024.

Adjusted net earningsNG of $38.6 million were recognized in the third quarter of 2024, compared to adjusted net earningsNG of $44.4 million in the third quarter of 2023. The decrease in adjusted net earningsNG was primarily due to lower earnings from mine operations, partially offset by lower income tax expense as outlined above.

The main adjusting items to net earnings in the third quarter of 2024 were:

•$6.6 million of reclamation provision revaluation recovery resulting from the increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project;
•$1.3 million of unrealized gain on foreign exchange from the movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project;
•$1.5 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement; and
•$0.4 million of income tax adjustments mainly resulting from the foreign exchange rate movement on the deferred income tax expense at the Öksüt Mine and the Mount Milligan Mine.

The adjusting items to net earnings in the third quarter of 2023 were:

•$23.1 million of reclamation provision revaluation recovery at the Endako Mine, Kemess Project and the Thompson Creek Mine primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows;
•$9.2 million of current income tax expense resulting from the introduction of a one-time income tax levied on taxpayers eligible to claim Investment Incentive Certificate benefits in Türkiye in 2022; and
•$2.3 million of unrealized gain on foreign exchange gains from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project.

Cash provided by operating activities was $103.6 million in the third quarter of 2024, compared to $166.6 million in the third quarter of 2023. The decrease was primarily attributable to lower consolidated earnings from mine operations, an unfavourable working capital movement at the Mount Milligan Mine from the timing of vendor payments, and higher project evaluation expenses at the Thompson Creek Mine necessary to support the decision to proceed with the restart on September 12, 2024.

Free cash flowNG of $37.4 million was recognized in the third quarter of 2024, compared to free cash flowNG of $144.5 million in the third quarter of 2023. The decrease in free cash flow was primarily due to lower cash provided by operating activities as outlined above as well as higher property, plant and equipment additions at the Mount Milligan

Mine and Thompson Creek Mine related to mining equipment refurbishments and purchases incurred in advance of the restart decision.
Nine months ended September 30, 2024 compared to 2023

Net earnings of $132.9 million were recognized in 2024, compared to a net loss of $52.5 million in 2023. The increase in net earnings was primarily due to:

•higher earnings from mine operations of $298.4 million in 2024 compared to $125.9 million in 2023 primarily due to an increase in the ounces of gold produced and sold at the Mount Milligan Mine and Öksüt Mine, higher average realized gold and copper prices and lower production costs and lower DDA at the Mount Milligan Mine. Partially offsetting these factors were higher production costs and DDA at the Öksüt Mine from a longer operating period and lower copper pounds sold at Mount Milligan Mine;
•higher reclamation recovery of $23.5 million in 2024 compared to a reclamation recovery of $15.8 million in 2023, primarily due to an increase in an estimate of future reclamation cash outflows at the Endako Mine in the comparative period and changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine, Kemess Project and Thompson Creek Mine in 2023; and
•higher other non-operating income of $33.1 million in 2024 compared to $12.2 million in 2023 primarily due to higher interest income earned on the Company’s cash balance and higher foreign exchange gain attributable to movement in foreign currency exchange rates.

The increase in net earnings was partially offset by higher income tax expense of $75.5 million in 2024 compared to income tax expense of $56.0 million in 2023. The increase in income tax expense was mainly due to an increase in current income tax expense at the Öksüt Mine, which had a longer operating period in 2024 compared to 2023 due to the suspension of gold room operations at the ADR plant until June 2023.

Adjusted net earningsNG of $116.3 million were recognized in 2024, compared to an adjusted net lossNG of $50.7 million in 2023. The increase in adjusted net earningsNG was due to higher earnings from mine operations and higher other non-operating income, partially offset by higher income tax expense as outlined above.

The main adjusting items to net earnings in 2024 were:

•$23.5 million of reclamation provision revaluation recovery, as noted above;
•$10.4 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement;
•$4.5 million of income tax adjustments mainly resulting from the foreign exchange rate movement on the deferred income tax expense at the Öksüt Mine and the Mount Milligan Mine;
•$2.1 million of unrealized gain on foreign exchange from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable at the Öksüt Mine; and
•$2.5 million of transaction costs related to the Additional Royal Gold Agreement.

The main adjusting items to net loss in 2023 were:

•$19.9 million of deferred income tax adjustments mainly resulting from the foreign exchange rate movement on the deferred income tax expense at the Öksüt Mine and the Mount Milligan Mine as well as the introduction of a one-time income tax levied on taxpayers eligible to claim Investment Incentive Certificate benefits in Türkiye in 2022;
•$15.8 million reclamation provision revaluation recovery at the Endako Mine, Kemess Project and the Thompson Creek Mine; and
•$2.3 million of unrealized gain on foreign exchange from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project.

Cash provided by operating activities was $205.6 million in 2024 compared to $100.2 million in 2023. The increase in cash provided by operating activities was primarily due to higher consolidated earnings from mine operations, lower stand-by costs and a favorable working capital movement mainly due to lower timing of vendor payments at the Öksüt Mine. Other contributing factors were higher interest income earned on the Company’s cash balance and a favorable working capital movement at the Molybdenum BU. Partially offsetting these impacts were an unfavourable working capital movement at the Mount Milligan Mine from the timing of vendor payments and cash collection on concentrate shipments, higher royalty and tax payments at the Öksüt Mine, and higher project evaluation expenses at the Thompson Creek Mine necessary to support the decision to proceed with the restart on September 12, 2024.

Free cash flowNG of $91.6 million was recognized in 2024 compared to free cash flowNG of $49.2 million in 2023. The increase in free cash flowNG was primarily due to higher cash provided by operating activities as outlined above, partially offset by higher property, plant and equipment additions at the Mount Milligan Mine, Molybdenum BU and the Öksüt Mine.
Recent Events and Developments

Feasibility Study on the Restart of the Thompson Creek Mine and Strategic Plan for the US Molybdenum Operations

On September 12, 2024, Centerra issued a news release that provided the results of the Thompson Creek Mine feasibility study, including a strategic, integrated business plan for its Molybdenum BU consisting of a restart of the Thompson Creek Mine and a commercially optimized plan for the Langeloth Facility. The restart of the Thompson Creek Mine, vertically integrated with operations at the Langeloth Facility, is estimated to result in a combined $472 million after-tax net present value using 8% discount rate, and 22% after-tax internal rate of return, based on a flat molybdenum price of $20 per pound. Compared to the pre-feasibility study issued on September 18, 2023, the integrated economics based on the feasibility study have improved, including an updated life of mine of 12 years, total molybdenum production of 146 million pounds and a significantly de-risked capital estimate.

Centerra has also completed a commercial optimization plan at the Langeloth Facility, geared at increasing profitability and maximizing its future potential by increasing production levels, achieved by a ramp-up in the purchase of third-party concentrates and the restart of the Thompson Creek Mine. At full production capacity of approximately 40 million pounds, integrated with Thompson Creek, the Langeloth Facility has the potential to generate higher returns and higher cash flows from operations.

Following the completion of feasibility study and commercial optimization plan, the Board approved the full restart of operations at the Thompson Creek Mine and a progressive ramp-up of production at the Langeloth Facility. The restart of the Thompson Creek Mine is expected to require an investment of approximately $397 million in total initial, non-sustaining capital expenditures over three years, from September 2024 through mid-2027. As disclosed in the Outlook section, spending at Thompson Creek Mine has been primarily related to refurbishment of existing mining mobile equipment, purchase of additional mobile equipment, stripping activities and technical studies during the first nine months of 2024. The total project costs at the Thompson Creek Mine for the full year 2024 are expected to be $75 to $85 million, of which $55 to $65 million is expected to be capitalized. Refer to section “Outlook” within the MD&A.

Normal Course Issuer Bid

On November 3, 2023, Centerra announced that the Toronto Stock Exchange had accepted the renewal of a normal NCIB to purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2023 and ending on November 6, 2024. Any tendered Common Shares taken up and paid for by Centerra under the NCIB are cancelled.

During the third quarter of 2024, the Company repurchased 1,741,800 common shares for a total consideration of $12.0 million (C$16.2 million) under its NCIB program. During the nine months ended September 30, 2024, the Company repurchased 4,965,300 common shares for a total consideration of $31.8 million (C$43.1 million) under its NCIB program.

Exploration and Project Evaluation Update

Exploration activities during the quarter included drilling, surface rock and soil sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the United States of America (“USA”). The activities were primarily focused on drilling programs at the Goldfield Project in Nevada, the Mount Milligan Mine in British Columbia, at greenfield projects in the USA and Türkiye. Project evaluation expenditures were primarily focused on the Goldfield Project in Nevada and the Thompson Creek Mine in Idaho. Drilling in Türkiye started in the third quarter of 2024 and a total of 819 meters of core drilling was completed.

Mount Milligan Mine

At the Mount Milligan Mine, 29 drill holes totaling 10,846 metres of diamond drilling were completed in the third quarter of 2024 and for a total of 25,345 metres completed for the nine months ended September 30, 2024. In-fill drilling continued in the third quarter of 2024 at the MBX zone where drilling focused on gaps within the current resource model to support mine operations in the area. In addition to the infill drilling, exploration drilling continued to test targets west of the current ultimate pit margins including the North Slope and Boundary zones.

Goldfield Project

Exploration

At the Goldfield project in Nevada, USA, brownfield exploration with diamond and reverse circulation (“RC”) drilling was completed at the Jupiter, Adams and Diamondfield prospects, and was ongoing at the Daisy and Linda prospects in the third quarter of 2024. The Jupiter prospect is located 1.5 kilometres northeast of the Gemfield deposit, and the Adams prospect is located 2 kilometres northeast of the Gemfield deposit. A total of 20,039 metres has been completed for the nine months ended September 30, 2024, representing 100% of the annual planned metres.

Jupiter drilling confirmed easterly extension of near surface oxide mineralization with a series of low-grade (~0.4g/t Au) assays returned for most of the drillholes throughout the prospect.

Geophysical survey, core logging data review and resource modeling are planned to continue in the fourth quarter of 2024.

Project Evaluation

As a result of a continuing strategic review of the project, the Company continues to focus exploration activities on oxide and transition material, principally in the Gemfield and nearby deposits with a view to develop a more simplified ore processing method and a flow sheet with lower capital costs and increased returns on the project when compared to the known sulphide ore at the Goldfield project. The Company decided to take additional time to perform exploration activities in its large, under-explored land position, targeting oxide mineralization that could be incorporated into the initial resource estimate when completed. The primary objective for the Goldfield project is to complete an initial resource estimate for the property, targeted to be included as part of the year end resources and reserves statement in early 2025. With bulk sampling work completed, ongoing activities include large column leach testing, developing preliminary designs for pit and heap leach facilities as well as other technical, permitting, and land work necessary for finalizing the initial resource estimate for the project.

Transaction with RGLD Gold AG and Royal Gold, Inc.

The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”).

On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. (“TCM”) entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”), relating to the Mount Milligan Mine. As part of the Additional Royal Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for the Mount Milligan Mine’s gold and copper delivered to Royal Gold based on the achievement of certain threshold amounts of gold and copper delivered to Royal Gold from shipments occurring after January 1, 2024. The percentage of gold and copper production streamed to Royal Gold remains unchanged at 35% gold and 18.75% copper.

The first threshold date (“First Threshold Date”) will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or 30,000 tonnes of copper from shipments occurring after January 1, 2024. The second threshold (gold) date (“Second Threshold (Gold) Date”) will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the second threshold (copper) date (“Second Threshold (Copper) Date”) will occur once TCM has delivered to Royal Gold 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024.

When considered together with the streaming payments under the Mount Milligan Streaming Agreement, the Additional Royal Gold Agreement will effectively provide aggregate cash payments for gold and copper sold (“Threshold Payments”) under the Mount Milligan Streaming Agreement as follows:

For gold:

•the lower of $850 per ounce and 50% of the gold spot price for the period between the First Threshold Date and the Second Threshold (Gold) Date; and
•the lower of $1,050 per ounce and 66% of the gold spot price from and after the Second Threshold (Gold) Date.

For copper:

•50% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and
•66% of the copper spot price from and after the Second Threshold Copper Date.

The Additional Royal Gold Agreement also provides the Mount Milligan Mine a right to elect to receive payments (“Pre-Threshold Payments”) from Royal Gold prior to the First Threshold Date but only in a low commodity price environment. If both the gold spot price is at or falls below $1,600 per ounce and the copper spot price is at or falls below $3.50 per pound (“Pre-Threshold Reference Prices”), then the Company may elect to receive:

•For gold, the lesser of: (i) $415 per ounce, for an aggregate cash payment per ounce equal to $850 when including any cash payment under the Mount Milligan Mine Streaming Agreement; and (ii) an amount per ounce equal to the difference of 66% of the gold spot price, less any cash payment under the Mount Milligan Mine Streaming Agreement; and
•For copper, 35% of the copper spot price, for an aggregate cash payment per metric tonne equal to 50% of the copper spot price when including any cash payment under the Mount Milligan Mine Streaming Agreement.

Any Pre-Threshold Payments previously received would be offset against Threshold Payments if the prices of gold and copper each increase above the Pre-Threshold Reference Prices at the time of any gold or copper delivery under the Mount Milligan Mine Streaming Agreement.

The Company and TCM have agreed to make certain payments and deliveries to Royal Gold as part of the Additional Royal Gold Agreement, including:

•An initial cash payment of $24.5 million, which was made in the first quarter of 2024;
•A commitment to deliver an aggregate of 50,000 ounces of gold. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership. Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030;
•Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occurring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine’s annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the later of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in the Additional Royal Gold Agreement; and

•An indemnification for Royal Gold and its affiliates for up $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years.
The value of the Threshold Payments to be received by the Company will depend on the Mount Milligan Mine’s production and the ability to sustain current life of mine (i.e. additional gold and copper payments can be suspended if (and for as long as) the Company discloses proven and probable reserves which, when combined with mining depletion from the transaction date, are lower than those disclosed in the mineral reserves and mineral resources update on February 14, 2024). Potential suspension of Threshold Payments would not impact the Company’s and TCM’s obligation to make the payments and deliveries mentioned above to Royal Gold.

As a result of the Additional Royal Gold Agreement, the mine life has been extended by two years to 2035, subject to normal course permitting, and the mine has declared mineral resources of 510 million tonnes, inclusive of reserves. The Company has initiated a preliminary economic assessment (“PEA”) as part of a strategic process to evaluate the total potential of the Mount Milligan Mine with a goal to unlock additional value beyond its current 2035 mine life. The scope of the PEA is expected to include significant drilling completed to the west of the pit not currently included in the existing resource, plus inclusion of existing resources, most of which are classified in the measured and indicated categories. The PEA also plans to evaluate several capital projects to support a further expansion of the Mount Milligan Mine’s life, including options for a new tailings storage facility (“TSF”), options to increase in-pit waste storage and potential process plant upgrades to potentially increase mill throughput. The strategic evaluation is expected to continue into next year to be completed towards the end of the first half of 2025.

2024 Outlook

The Company’s initial 2024 outlook was disclosed in the MD&A for the year ended December 31, 2023, filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Subsequently, in the MD&A for the first and second quarters of 2024, the Company revised its outlook for Kemess Project’s reclamation costs and expected Öksüt Mine taxes, while keeping other guidance metrics unchanged. As of September 30, 2024, the Company has updated its full year cost outlook for the Thompson Creek Mine to a range of $75 to $85 million following completion of the feasibility study announced in the Company’s September 12, 2024 news release, updated the Öksüt Mine’s current income taxes to a range of $74 to $80 million (an increase of $10 million) to reflect higher gold prices expected for the year, updated the allocation of the Kemess Project costs between project evaluation and reclamation costs, and has revised down its estimate for depreciation, depletion, and amortization expense to a range of $60 to $70 million for the Mount Milligan Mine. All other guidance metrics with the exception of revisions noted above remain unchanged. The Company’s full year 2024 outlook, and comparative actual results for the nine months ended September 30, 2024 of certain operating metrics are set out in the following table:

	Units	2024 Guidance	Nine Months Ended September 30, 2024
Production
Total gold production(1)	(Koz)	370 - 410	295
Mount Milligan Mine(2)(3)(4)	(Koz)	180 - 200	130
Öksüt Mine	(Koz)	190 - 210	165
Total copper production(2)(3)(4)	(Mlb)	55 - 65	42
Unit Costs(5)
Gold production costs(1)	($/oz)	800 - 900	860
Mount Milligan Mine(2)	($/oz)	950 - 1,050	1,062
Öksüt Mine	($/oz)	650 - 750	710
All-in sustaining costs on a by-product basisNG(1)(3)(4)	($/oz)	1,075 - 1,175	1,103
Mount Milligan Mine(4)	($/oz)	1,075 - 1,175	1,064
Öksüt Mine	($/oz)	900 - 1,000	946
All-in costs on a by-product basisNG(1)(3)(4)	($/oz)	1,225 - 1,325	1,299
Mount Milligan Mine(4)	($/oz)	1,100 - 1,200	1,141
Öksüt Mine	($/oz)	900 - 1,000	950
All-in sustaining costs on a co-product basisNG(1)	($/oz)	1,125 - 1,225	1,218
Mount Milligan Mine	($/oz)	1,175 - 1,275	1,329
Öksüt Mine	($/oz)	900 - 1,000	950
Copper production costs	($/lb)	1.75 - 2.25	2.09
All-in sustaining costs on a co-product basisNG	($/lb)	2.50 - 3.00	2.61
1.Consolidated Centerra figures.
2.The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using an assumed market gold price of $2,500 per ounce and a blended copper price of $4.25 per pound for the fourth quarter of 2024, Mount Milligan Mine’s average realized gold and copper price for the remaining three months of 2024 would be $1,777 per ounce and $3.57 per pound, respectively, compared to average realized prices of $2,040 per ounce and $3.39 per pound in the nine-month period ended September 30, 2024, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs. The blended copper price of $4.25 per pound factors in copper hedges in place as of September 30, 2024.
3.Gold and copper production for the fourth quarter of the year at the Mount Milligan Mine assumes estimated recoveries of 63% to 65% for gold and 75% to 77% for copper compared to actual recoveries for gold of 63.8% and for copper of 75.6% achieved in the first nine months of 2024. The Company estimates full year recoveries of 65% for gold and 77% for copper.
4.Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5.Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.

Production Profile

In the nine months ended September 30, 2024, the Company reported consolidated gold and copper production of 294,880 ounces of gold and 41.6 million pounds of copper, respectively. Centerra’s full year 2024 consolidated gold production is projected to be between 370,000 and 410,000 ounces. This includes an estimated 180,000 to 200,000 ounces from the Mount Milligan Mine and 190,000 to 210,000 ounces from the Öksüt Mine. Copper production is expected to be between 55 and 65 million pounds for the full year of 2024.

In the nine months ended September 30, 2024, the Mount Milligan Mine produced 129,919 ounces of gold and 41.6 million pounds of copper. The Mount Milligan Mine carried out a second major planned plant maintenance shutdown in the third quarter of 2024 for a SAG mill reline. Metal production in the fourth quarter of 2024 is expected to be slightly higher compared to the nine months ended September 30, 2024 due to higher projected mill throughput and higher expected gold grades. For the 2024 year, the Mount Milligan Mine’s gold production guidance remains 180,000 to 200,000 ounces but gold production is trending towards the lower end of the range. Full year copper production guidance remains estimated at 55 to 65 million pounds. Sales and monetization of gold ounces and copper pounds are dependent on the timing of ocean vessels, consistent with prior periods. The Mount Milligan Mine is continuing to execute on a full asset optimization process, initially launched late in 2023. This optimization process includes targeted initiatives aimed at enhancing safety, production and cost efficiency. Notable achievements in the first nine months of 2024 include an improved safety record, increased availability and utilization of the haul fleet, and consistent ore supply which led to increased mill throughput per operating day. Additionally, as part of the ongoing performance improvement efforts, the site has started to test a number of initiatives that aim to increase the overall copper and gold recoveries. This includes commissioning a program logic control with real-time adjustments to the flotation circuit for improved stabilization with regard to optimal grind sizing and throughput, and producing a higher volume of gold-copper concentrate with lower copper grades and ore blending initiatives to improve the processing of elevated pyrite bearing high-grade gold, low-grade copper ore.

In the nine months ended September 30, 2024, the Öksüt Mine produced 164,961 ounces of gold. During this first nine months of the year, the Öksüt Mine finished processing the excess gold inventory that it had accumulated in the previous year, leading to elevated gold production levels. During the first nine months of the year, a minor amount of production was deferred to future years due to re-sequencing of the mine plan as well as for ore blending purposes. In the fourth quarter of 2024, substantially all gold production will come from areas with lower projected gold grades. As a result, gold production in the final quarter is estimated to contribute approximately 15% to 20% of the annual gold production. For the full year of 2024, the Öksüt Mine’s gold production guidance remains between 190,000 and 210,000 ounces. Gold sales are expected to closely follow the gold production profile for the full year.

Cost Profile

In the nine months ended September 30, 2024, the Company’s consolidated gold production costs amounted to $860 per ounce. For the full year of 2024, the Company anticipates its consolidated gold production costs to range from $800 to $900 per ounce.

In the nine months ended September 30, 2024, the Mount Milligan Mine reported gold production costs of $1,062 per ounce. For the full year of 2024, the Company anticipates Mount Milligan Mine’s gold production cost guidance to be in the range of $950 to $1,050 per ounce. Gold production costs per ounce are projected to be lower in the fourth quarter of the year compared to the first nine months of 2024, which included two scheduled major plant shutdowns. Higher expected gold production in the fourth quarter of 2024, as noted above, is also expected to contribute to lower gold production costs per ounce for the full year. As part of the ongoing full asset optimization review, the Mount Milligan Mine is actively pursuing opportunities to reduce operational costs. These efforts are focused on several key areas including optimizing costs relating to grinding media, major consumables and spare parts through improvement of procurement strategies and consumption optimization. Notable achievements in the first nine months of 2024 included optimization activities in the mill, leading to a decrease in the processing costs in the first nine months of 2024, with a reduction in mill maintenance costs due to more optimized mill maintenance shutdown activities and a reduction in grinding media costs due to lower consumption.

In the nine months ended September 30, 2024, the Öksüt Mine reported gold production costs of $710 per ounce. This low cost per ounce was primarily due to processing the stacked ore inventory that was accumulated at the Öksüt Mine in prior years, resulting in a relatively low weighted average cost per ounce. For the full year of 2024, the Company estimates the Öksüt Mine’s gold production costs in the range of $650 to $750 per ounce. A higher gold production cost per ounce profile in the last quarter of 2024 is estimated to be primarily attributed to higher weighted average cost per ounce in the remaining inventory as well as lower gold production and sales, as noted above. In addition, the impact of persistently high inflation in Türkiye is not being fully offset by the devaluation of the Turkish lira in 2024 unlike in the past few years. Approximately 60% of the site operating costs are denominated in Turkish lira, and labour cost arrangements, including the Öksüt Mine’s mining contractor, are subject to periodic cost of living adjustments. The Company is currently evaluating the potential impact of higher inflation on the Öksüt Mine’s cost structure moving forward.

Copper production costs at the Mount Milligan Mine were $2.09 per pound in the nine months ended September 30, 2024. For the full year of 2024, copper production costs are projected to be in the range of $1.75 to $2.25 per pound. Copper production costs in the final quarter are expected to remain consistent with the levels observed in the nine months ended September 30, 2024. For the full year, the Company forecasts copper production costs to be within the guidance range as noted above.

Consolidated all-in sustaining costs on a by-product basisNG were $1,103 per ounce in the nine months ended September 30, 2024. For the full year of 2024, the Company expects its consolidated all-in sustaining costs on a by-product basisNG to be in the range of $1,075 to $1,175 per ounce.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basisNG were $1,064 per ounce in the nine months ended September 30, 2024. Lower all-in sustaining costs on a by-product basisNG per ounce in the nine months ended September 30, 2024 reflect increased copper credits from higher copper prices. All-in sustaining costs on a by-product basisNG in the fourth quarter of 2024 are projected to be similar to the results in the first nine months of the year. For the 2024 year, all-in sustaining costs on a by-product basisNG are expected to range from $1,075 to $1,175 per ounce. The Company expects all-in sustaining costs on a by-product basisNG to be at the lower end of the unit cost range primarily due to lower production costs and higher copper credits driven by higher copper prices.

The Öksüt Mine’s all-in sustaining costs on a by-product basisNG were $946 per ounce in the nine months ended September 30, 2024. The all-in sustaining costs on a by-product basisNG per ounce for the fourth quarter are projected to increase from the levels observed in the nine months ended September 30, 2024 driven by higher gold production costs and increased royalty costs due to elevated gold prices. As a result, while the annual unit cost guidance remains unchanged at $900 to $1,000 per ounce, the Company expects all-in sustaining costs on a by-product basisNG to trend to the higher end of the unit cost range primarily due to higher gold production costs projected for the fourth quarter and increased royalty costs driven by elevated gold prices.

Capital Expenditures

(Expressed in millions of United States dollars)	Units	2024 Guidance	Nine Months Ended September 30, 2024
Capital Expenditures
Additions to PP&E(1)	($M)	157 - 195	132.9
Mount Milligan Mine	($M)	55 - 65	46.8
Öksüt Mine	($M)	40 - 50	39.5
Langeloth Facility	($M)	5 - 10	4.9
Thompson Creek Mine(2)	($M)	55 - 65	39.7
Other	($M)	2 - 5	2.0
Sustaining Capital ExpendituresNG(1)	($M)	101 - 127	82.1
Mount Milligan Mine	($M)	55 - 65	46.2
Öksüt Mine	($M)	40 - 50	30.6
Langeloth Facility	($M)	5 - 10	4.9
Other	($M)	1 - 2	0.4
Non-sustaining Capital ExpendituresNG(1)	($M)	56 - 68	31.5
Thompson Creek Mine(2)	($M)	55 - 65	30.8
Other	($M)	1 - 3	0.7
Total Capital ExpendituresNG(1)	($M)	157 - 195	113.6
1.Consolidated Centerra figures.
2.Reflects updated outlook for Thompson Creek Mine for the full year of 2024.

Additions to Property, Plant and Equipment (“PP&E”) for IFRS accounting purposes includes certain non-cash additions to PP&E such as positive or negative changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise of sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. The reconciliation of additions to PP&E and capital expendituresNG is included in the Non-GAAP and Other Financial Measures section of this MD&A. In the nine months ended September 30, 2024, consolidated additions to PP&E were $132.9 million and total capital expendituresNG were $113.6 million. For the full year of 2024, both consolidated additions to PP&E and total capital expendituresNG are planned to be in the range of $157 to $195 million. The updated total capital expendituresNG outlook of $157 to $195 million for the full year was increased from $108 to $140 million following the decision to proceed with the restart of the Thompson Creek Mine. A total of $23.1 million of costs relating to the Thompson Creek Mine was expensed for accounting purposes in the nine months ended September 30, 2024 and not included in capital expendituresNG as these costs were incurred prior to the decision to proceed with the restart on September 12, 2024. This includes care and maintenance costs of $2.0 million and project evaluation costs of $21.1 million.

The Mount Milligan Mine’s additions to PP&E in the nine months ended September 30, 2024 were $46.8 million and total capital expendituresNG were $46.2 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $1.7 million and the costs capitalized to the right of use assets of $1.8 million. For the full year of 2024, the Company is expecting additions to PP&E and total capital expendituresNG in the range of $55 to $65 million. Most of the remaining capital expendituresNG in the fourth quarter of 2024 relate to capitalized TSF construction costs amounting to $8 to $10 million with the balance mostly related to mobile equipment overhauls and purchases.

The Öksüt Mine’s additions to PP&E in the nine months ended September 30, 2024 were $39.5 million and total capital expendituresNG were $30.6 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $7.3 million and the costs capitalized into right of use assets of $1.6 million. For the full year of 2024, at the Öksüt Mine plans sustaining capital expendituresNG of $40 to $50 million. Most of the remaining sustaining capital expendituresNG relate to capitalized stripping costs (amounting to $5 to $7 million), a waste rock dump expansion, the heap leach pad expansion and contact water treatment plant construction projects.

The Langeloth Facility’s additions to PP&E and total capital expendituresNG were $4.9 million in the nine months ended September 30, 2024. The majority of these costs are related to the scheduled refurbishment of the acid plant that was carried out in the second quarter of 2024, and is a routine procedure conducted every several years. For the full year of 2024, the Langeloth Facility is projecting sustaining capital expenditures to be in the range of $5 to $10 million.

The Thompson Creek Mine’s additions to PP&E and total capital expendituresNG in the nine months ended September 30, 2024 were $39.7 million and $30.8 million, respectively. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $9.0 million. The expenditures were primarily associated with capital projects during early work activities, inclusive of stripping activities of $2.6 million incurred in September 2024 following the decision to proceed with the restart project based on positive feasibility study results. Most of the fourth quarter of 2024 capital expendituresNG of approximately $26 to $36 million relate to capitalized stripping costs (amounting to $8 to $13 million), the continued refurbishment of the existing mobile equipment fleet, acquisition of new mine mobile equipment, initial engineering work on the mill refurbishment, and construction of limited scope housing facilities for employees as part of the re-start activities at Thompson Creek Mine.

Molybdenum Business Unit

(Expressed in millions of United States dollars)	Units	2024 Guidance	Nine Months Ended September 30, 2024
Langeloth Facility
Loss from operationsNG	($M)	(5) - (15)	(6.1)
DDA Expense	($M)	5 - 10	2.8
Other non-cash adjustments	($M)	—	(1.8)
Cash (used in) provided by operations before changes in working capital	($M)	(5) - 0	(5.1)
Changes in Working Capital	($M)	(20) - 20	(0.6)
Cash (Used in) Provided by Operations	($M)	(25) - 20	(5.7)
Additions to PP&E(1)	($M)	(5) - (10)	(4.9)
Free Cash Flow (Deficit) from OperationsNG	($M)	(30) - 10	(10.6)
Thompson Creek Mine(2)
Project Evaluation Expenses(3)	($M)	(21.1)	(21.1)
Care and Maintenance Expenses - Cash	($M)	(2.0)	(2.0)
Other non-cash adjustments	($M)	0.1	0.1
Cash used in operations before changes in working capital	($M)	(23.0)	(23.0)
Changes in Working Capital	($M)	3.4	3.4
Cash Used in Operations	($M)	(19.6)	(19.6)
Additions to PP&E(1)	($M)	(55) - (65)	(28.9)
Free Cash Flow Deficit from OperationsNG	($M)	(75) - (85)	(48.5)
Endako Mine
Care and Maintenance Expenses - Cash	($M)	(5) - (7)	(3.7)
Reclamation Costs	($M)	(15) - (18)	(4.0)
Cash Used in Operations	($M)	(20) - (25)	(7.7)
1.Additions to PP&E calculations for calculating Free Cash Flow (Deficit) from OperationsNG include only cash expenditures for PP&E additions.
2.Reflects updated outlook range for the Thompson Creek Mine for the full year of 2024.
3.Project evaluation expenses are recognized as expense in the consolidated statements of earnings (loss).

In the nine months ended September 30, 2024, the Langeloth Facility roasted and sold 7.3 and 8.1 million pounds of molybdenum, respectively. In the same period, the loss from operations was $6.1 million, which included DDA of $2.8 million. In 2024, the Langeloth Facility expects a loss from operations in the range of $5 to $15 million, which includes DDA of $5 to $10 million, in line with previous guidance. The Company expects that the cash used in operations at the Langeloth Facility will primarily be driven by changes in working capital. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. Average molybdenum market price increased from $20.87 per pound in the six months ended June 30, 2024 to $21.75 per pound in the third quarter of 2024. The increase in the molybdenum market price resulted in an increased investment in the working capital during the third quarter of 2024.

In the nine months ended September 30, 2024, the Company’s cash expenditures at the Thompson Creek Mine were $48.5 million, including $21.1 million costs related to advancement of project studies and early works (including pre-stripping activities in the main open pit area), $2.0 million for care and maintenance and $28.9 million for cash expenditures for additions to PP&E, partially offset by working capital movements of $3.4 million. Prior to the completion of the feasibility study and the decision to proceed with the Thompson Creek Mine restart, total costs related to advancement of project studies and early works of $21.1 million, as well as care and maintenance costs of $2.0 million, were expensed. Project evaluation activities included costs necessary to conduct a process plant optimization study, costs to complete the feasibility study, costs to continue pre-stripping in the main pit area and other permitting and general site costs. Following the completion of the feasibility study, the Company issued a decision to proceed with the restart on September 12, 2024 and updated 2024 full year forecast for cash expenditures at the Thompson Creek Mine to be in the $75 to $85 million range, of which $55 to $65 million is expected to be capitalized. The Thompson Creek Mine's waste stripping campaign continues with steady progress, aligning well with the mining schedule. In the first nine months of 2024, the mine achieved approximately 6.0 million short tons of waste stripping, with 3.3 million short tons mined in the third quarter. Mining costs per short ton in the third quarter were consistent with those outlined in the feasibility study. Approximately $2.6 million was spent on pre-stripping activities following the decision to proceed with the restart in September 2024. Additional 3.0 to 3.5 million short tons of waste are scheduled to be mined in the fourth quarter of 2024, consistent with operational objectives. Hiring of mining operations and maintenance personnel will continue through the balance of the year in order further ramp up activities in the pit. Stripping costs, direct costs for equipment refurbishment and purchases and other general site costs related to restart are expected to be capitalized in the fourth quarter of 2024 and for the remainder of the construction period. Total capital expendituresNG in the fourth quarter of 2024 are expected to be $26 to $36 million.

In the nine months ended September 30, 2024, the Company's cash expenditures at the Endako Mine totaled $7.7 million, including $4.0 million for reclamation. For the full year of 2024, care and maintenance costs are expected to be in the range of $5 to $7 million and reclamation costs are estimated to be between $15 to $18 million. Reclamation activities relate to primarily to the closure of the spillway for Tailings Pond 2 and include approximately $9 to $11 million expected to be spent in fourth quarter of 2024. Reclamation costs planned in 2024 have been included in the reclamation provision.

Project Evaluation, Exploration, and Other Costs

The Company’s guidance for project evaluation, exploration, and other costs remains unchanged except for the allocation of funds for the Kemess Project. A higher proportion of funds have been designated to project evaluation and drilling, while certain reclamation activities for the decommissioning of the Kemess South TSF sedimentation pond have been postponed. This reallocation reflects a shift in focus towards advancing some project evaluation and drilling efforts with reclamation activities deferred to a later stage.

(Expressed in millions of United States dollars)	Units	2024 Guidance	Nine months ended September 30, 2024
Project Exploration and Evaluation Costs
Goldfield Project	($M)	9 - 13	5.7
Thompson Creek Mine(1)	($M)	21 - 27	21.1
Kemess Project	($M)	3 - 5	0.5
Total Project Evaluation Costs	($M)	33 - 45	27.3
Brownfield Exploration(2)	($M)	17 - 22	18.6
Greenfield and Generative Exploration	($M)	18 - 23	11.2
Total Exploration Costs(2)	($M)	35 - 45	29.8
Total Exploration and Project Evaluation Costs	($M)	68 - 90	57.1
Other Costs
Kemess Project Care & Maintenance Costs	($M)	12 - 14	9.8
Corporate Administration Costs	($M)	37 - 42	30.7
Stock-based Compensation	($M)	8 - 10	6.0
Other Corporate Administration Costs	($M)	29 - 32	24.7
1.Thompson Creek Mine’s project evaluation costs updated revised outlook for the full year of 2024.
2.Total exploration costs include capitalized exploration costs at the Mount Milligan Mine of $1.5 million for the nine months ended September 30, 2024..

Exploration Expenditures (excluding Project Evaluation costs)

In the nine months ended September 30, 2024, total exploration expenditures were $29.8 million, including $28.3 million related to expensed exploration and capitalized exploration costs of $1.5 million. Total exploration expenditures for the full year of 2024 are still expected to be in the range of $35 to $45 million. The exploration expenditures will be approximately evenly split between brownfield and greenfield projects. The exploration targets for brownfield projects include further drilling at the Mount Milligan and Öksüt Mines as well as the Goldfield, Oakley and Kemess Projects.

Goldfield Project

In the nine months ended September 30, 2024, exploration and project evaluation costs related to the Goldfield Project in Nevada, USA amounted to $14.0 million, including $5.7 million for project evaluation costs, $7.9 million for exploration costs and $0.4 million for non-sustaining capital expendituresNG. For the full year of 2024, project evaluation costs are expected to be in the range between $9 to $13 million. The primary objective for the Goldfield Project in 2024 is to complete initial resource estimate for the property and ongoing technical optimization studies, targeted to be included as part of the year end resources and reserves statement in early 2025. The Company completed the bulk sampling work and blast fragmentation studies in the first nine months of 2024, in conjunction with a drilling program. The large column leach test work program will be substantially complete in the fourth quarter of 2024, and ongoing activities include development of preliminary designs for pit and heap leach facilities as well as other technical, permitting, and land work necessary for finalizing the initial resource estimate for the project.

Kemess Project

Early in 2024, the Company made a strategic decision to re-evaluate the technical concepts for the Kemess property. While the total guidance for expenditures at the Kemess property remains unchanged, the Company re-allocated funds from reclamation activities to testing these new concepts to determine the future potential of this asset as part of project evaluation costs. These activities include confirmation and exploration drilling as well as technical studies.

While the Company made a decision to delay some works related to decommissioning of the Kemess South TSF sedimentation pond and associated works to future years, overall annual estimate for the total expenditures at the Kemess Project remain unchanged from the previous guidance of $19 million to $25 million. Care and maintenance costs are expected to continue this year as planned and be in the range of $12 to $14 million. Full year Kemess drilling costs are estimated to be between $4 to $6 million, and other project evaluation costs related to the technical study, including assaying and consulting costs are estimated to be between $3 to $5 million.

In the nine months ended September 30, 2024, the Kemess Project’s expenditures amounted to $13.0 million, including $9.2 million for care and maintenance costs, $3.2 million for exploration drilling related to a technical studies (included in “Brownfield Exploration” costs in the table above), and $0.6 million related to consulting and other study costs.

Corporate Administration

In the nine months ended September 30, 2024, corporate and administration expenses were $30.7 million, including stock-based compensation expense of $6.0 million. Corporate and administration expenses for the full year of 2024 are expected to be in the range of $37 to $42 million (including $8 to $10 million of stock-based compensation expenses).

Depreciation, Depletion and Amortization

The Company has revised down its 2024 estimates for the Mount Milligan Mine’s DDA expense from $90 to $100 million to $60 to $70 million, and consolidated DDA expense from $140 to $165 million to $110 to $135 million. The revision to the consolidated DDA expense reflects the changes to the Mount Milligan Mine’s DDA expense guidance due to the impact of increased proven and probable reserves as a result of a life-of-mine update at year-end 2023.

(Expressed in millions of United States dollars)	Units	2024 Guidance	Nine Months Ended September 30, 2024
Depreciation, depletion and amortization(1)	($M)	110 - 135	93.9
Mount Milligan Mine	($M)	60 - 70	51.4
Öksüt Mine	($M)	45 - 55	39.8
Other	($M)	5 - 10	2.8
1.Consolidated Centerra figures.

Consolidated DDA included in the cost of sales was $93.9 million in the nine months ended September 30, 2024 and is expected to be in the range of $140 to $165 million for the full year of 2024. The Mount Milligan Mine’s DDA expense in the nine months ended September 30, 2024 was $51.4 million and is expected to be in the range of $60 to $70 million. Öksüt Mine’s DDA expense in the nine months ended September 30, 2024 was $39.8 million and is expected to be in the range of $45 to $55 million. The remaining balance of DDA expense for 2024 is primarily related to the Langeloth Facility.

Current Taxes and Tax Payments

(Expressed in millions of United States dollars)	Units	2024 Guidance	Nine Months Ended September 30, 2024
Income tax and BC mineral tax expense(1)	($M)	75 - 85	70.4
Mount Milligan Mine	($M)	1 - 5	2.8
Öksüt Mine	($M)	74 - 80	67.6
1.Consolidated Centerra figures.

The Mount Milligan Mine’s British Columbia mineral tax expense in the nine months ended September 30, 2024 was $2.8 million and the cash taxes paid were $1.8 million. The difference between tax expense and cash taxes paid is due to timing of tax payments. For the full year of 2024, Mount Milligan Mine’s British Columbia mineral tax expense and tax payments are each expected to be in the range of $1 to $5 million.

The Öksüt Mine’s current income tax expense in the nine months ended September 30, 2024 was $67.6 million, including a withholding tax expense of $11.5 million on the repatriation of the Öksüt Mine’s earnings. In the nine months ended September 30, 2024, the Öksüt Mine paid cash taxes of $83.2 million. The difference between tax expense and cash taxes paid is due to timing of tax payments. For the full year of 2024, the Öksüt Mine income tax expense is expected to be in the range of $74 to $80 million which is an increase from the previous guidance of $64 to $70 million and reflects an assumption of elevated gold prices relative to previous expectations. The Öksüt Mine income tax expense reflects a 25% income tax rate on taxable income, and a withholding tax expense of $11.5 million on the repatriation of the Öksüt Mine’s earnings. The Öksüt Mine’s current income tax expense recorded in the first nine months of 2024 was driven by the increasing gold price as well as higher volume of ounces sold relative to the forecast for the last quarter of 2024. Lower ounces sold estimated in the fourth quarter of 2024 are expected to result in a relatively lower current income tax expense, compared to previous quarters of 2024.

The Öksüt Mine is expected to pay approximately $95 to $105 million in cash taxes in 2024. The difference between income tax expense and cash taxes paid is due to the timing of tax payments and impact of the Turkish lira devaluation.

Other

As a result of the Additional Royal Gold Agreement, the Company disbursed an initial cash payment of $24.5 million to Royal Gold in February 2024. See “Recent Events and Developments” section in this MD&A.

2024 Material Assumptions

Other material assumptions or factors not mentioned above but used to estimate production and costs for the remaining three months of 2024 after giving effect to the hedges in place as at September 30, 2024, include the following:

•market gold price of $2,500 per ounce ($2,200 per ounce in the previous guidance), and an average realized gold price at the Mount Milligan Mine of $1,777 per ounce after reflecting the Mount Milligan Streaming Agreement (i.e., 35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs.
•market price of $4.25 per pound (consistent with the previous guidance) for the unhedged portion of copper production. This equates to a blended copper price of $4.25 per pound (consistent with the previous guidance), reflecting a minimum projected impact of a reduced volume of copper hedges in place for the last quarter of 2024. Realized copper price at the Mount Milligan Mine is estimated to average $3.57 per pound after reflecting the Mount Milligan Streaming Agreement (18.75% of the Mount Milligan Mine’s copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs.
•molybdenum price of $22.00 per pound ($23.00 per pound in the previous guidance).
•exchange rates are as follows: $1USD:$1.33 CAD (consistent with the previous guidance), and $1USD:34 Turkish lira ($1USD:32 Turkish lira in the previous guidance).
•diesel fuel price of $1.05/litre or CAD$1.40/litre ($1.06/litre or CAD$1.41/litre in the previous guidance) at the Mount Milligan Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2024 as the increase in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until later. See “Recent Events and Developments” section in this MD&A.

Mount Milligan Streaming Agreement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for the year 2024 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2024 and related risk factors can be found under the heading “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent Annual Information Form (“AIF”).

2024 Sensitivities

Centerra’s costs and cash flows in the fourth quarter of 2024 are sensitive to changes in certain key inputs. The Company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)(2)	-$100/oz	1.5 - 3.0	—	6.5 - 10.0	6.0 - 9.0	13 - 16
	+$100/oz	1.0 - 2.0	—	6.5 - 10.0	6.0 - 8.5	9 - 11
Copper price(1)(2)	-20%	0.0 - 0.5	—	10.0 - 17.0	9.5 - 16.5	110 - 130
	20%	0.3 - 0.5	—	11.0 - 18.0	10.5 - 17.5	125 - 140
Diesel fuel(1)	10%	0.4 - 0.6	0.1 - 0.3	—	0.5 - 0.9	1 - 3
Canadian dollar(1)(3)	10 cents	2.8 - 3.0	0.1 - 0.2	—	2.9 - 3.2	23 - 40
Turkish lira(3)	1 lira	0.1 - 0.2	0.1 - 0.2	—	0.2 - 0.3	1 - 2
(1)Includes the effect of the Company’s copper, diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of September 30, 2024 of approximately 15%, 35% and 33%, respectively.
(2)Excludes the impact of gold hedges and the effect of 38,510 ounces of gold with an average mark-to-market price of $2,646 per ounce and 14.1 million pounds of copper with an average mark-to-market price of $4.52 per pound outstanding under the Mount Milligan Mine’s contracts awaiting final settlement in future months as of September 30, 2024.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings. Depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Liquidity and Capital Resources

As of September 30, 2024, he Company’s total liquidity position was $1.0 billion, representing a cash balance of $604.3 million and no amounts drawn under its $400.0 million corporate credit facility.

Third Quarter 2024 compared to Third Quarter 2023

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $67.4 million was recognized in the third quarter of 2024 compared to $50.2 million in the third quarter of 2023. The increase is primarily related to higher PP&E additions at the Mount Milligan Mine and Molybdenum BU and $1.3 million paid to purchase marketable security investments.

Cash used in financing activities in the third quarter of 2024 was $24.3 million compared to $26.1 million in the third quarter of 2023. The decrease is primarily due to higher financing costs paid in the third quarter 2023 from transaction costs associated with the renewal of the corporate credit facility. The decrease was partially offset by higher consideration paid to repurchase and cancel Centerra common shares. There was a total consideration of $12.0 million paid for the repurchase and cancellation of 1,741,800 Centerra common shares under the Company’s NCIB program in the third quarter of 2024 compared to consideration of $11.0 million paid for the repurchase and cancellation of 1,842,400 Centerra common shares under the Company’s NCIB program in the third quarter of 2023.

Nine months ended September 30, 2024 compared to 2023

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.
Cash used in investing activities of $145.7 million was recognized in 2024 compared to $81.1 million in 2023. The increase is primarily related to higher PP&E additions at the Mount Milligan Mine, the Öksüt Mine and the Molybdenum BU, the cash payment of $24.5 million related to the Additional Royal Gold Agreement executed in February 2024 and the cash payment of $5.5 million to purchase marketable security investments.

Cash used in financing activities of $68.5 million was recognized in 2024 compared to $58.9 million in 2023. The increase was primarily due to higher amount of Centerra common shares repurchased and cancelled. The total consideration of $31.8 million paid for the repurchase and cancellation of 4,965,300 Centerra common shares under the Company’s NCIB program in 2024 was higher compared to the consideration of $18.3 million paid for the repurchase and cancellation of 3,114,300 Centerra common shares under the Company’s NCIB program in 2023. The overall increase is partially offset by the higher financing costs paid in 2023 due to transaction costs associated with the renewal of the corporate credit facility.
Financial Performance
Third Quarter 2024 compared to Third Quarter 2023

Revenue of $323.9 million was recognized in the third quarter of 2024 compared to $343.9 million in the third quarter of 2023. The decrease in revenue was primarily due to lower ounces of gold sold at the Öksüt Mine, lower copper pounds sold at the Mount Milligan Mine, lower average realized molybdenum prices and lower molybdenum pounds sold at the Langeloth Facility. The decrease was partially offset by higher average realized gold and copper prices and higher gold ounces sold at the Mount Milligan Mine.

Gold production was 93,712 ounces in the third quarter of 2024 compared to 126,221 ounces in the third quarter of 2023. Gold production in the third quarter of 2024 included 42,993 ounces of gold from the Mount Milligan Mine compared to 39,554 ounces in the third quarter of 2023. The increase is primarily driven by higher gold feed grades during the third quarter of 2024. There were 50,719 ounces of gold produced at the Öksüt Mine in the third quarter of 2024 compared to 86,667 ounces produced in the third quarter of 2023 primarily due to higher production levels during the third quarter of 2023 from processing of built-up gold-in-carbon inventory following the resumption of operations.

Copper production at the Mount Milligan Mine was 13.7 million pounds in the third quarter of 2024 compared to 15.0 million pounds in the third quarter of 2023. The decrease in copper production is mainly attributed to lower recoveries.

The Langeloth Facility roasted and sold 2.4 million pounds of molybdenum in the third quarter of 2024, similar to the 2.6 million pounds roasted and 2.7 million pounds sold in the third quarter of 2023.

Cost of sales of $216.6 million was recognized in the third quarter of 2024 compared to $229.3 million in the third quarter of 2023. The decrease was primarily due to lower production costs and DDA at the Öksüt Mine and lower DDA at the Mount Milligan Mine and lower production costs at the Molybdenum BU from lower pounds of molybdenum roasted and sold.

Gold production costs were $973 per ounce in the third quarter of 2024 compared to $643 per ounce in the third quarter of 2023. The increase was primarily due to lower ounces sold at the Öksüt Mine, and higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper at the Mount Milligan Mine, partially offset by an increase in gold ounces sold at the Mount Milligan Mine.

DDA was $33.1 million in the third quarter of 2024 compared to $42.5 million in the third quarter of 2023. The decrease in DDA was primarily attributable to lower gold ounces sold at the Öksüt Mine during the third quarter of 2024 compared to the third quarter of 2023, and lower DDA at the Mount Milligan Mine due to increase in proven and probable reserves as a result of a life-of-mine update at the year-end 2023.

All-in sustaining costs on a by-product basisNG were $1,302 per ounce in the third quarter of 2024 compared to $827 per ounce in the third quarter of 2023. The increase in all-in sustaining costs on a by-product basisNG was primarily due to higher gold production costs per ounce as noted above and higher sustaining capital expendituresNG, partially offset by higher copper credits as a result of higher average realized copper prices.

All-in costs on a by-product basisNG were $1,509 per ounce in the third quarter of 2024 compared to $983 per ounce in the third quarter of 2023. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG as noted above, and higher study costs at the Mount Milligan Mine, partially offset by the standby costs at the Öksüt Mine expensed in the comparable period.

Expensed exploration and evaluation expenditures of $21.9 million were recognized in the third quarter of 2024 compared to $19.5 million in the third quarter of 2023. The total expenditures of $21.9 million recognized in 2024 comprised:
•$7.4 million of project evaluation costs at the Thompson Creek Mine ($2.5 million in 2023), inclusive of the early works program up to the feasibility study results;
•$2.3 million of drilling and related costs at the Mount Milligan Mine ($2.9 million in 2023);
•$1.7 million of drilling and related costs at the Goldfield Project ($4.3 million in 2023);
•$1.4 million of project evaluation costs at the Goldfield Project ($2.0 million in 2023);
•$0.3 million of drilling and related costs at the Öksüt Mine ($0.4 million in 2023); and
•$8.8 million of drilling and related costs across the Company’s other exploration projects ($7.4 million in 2023).

Reclamation expense was $6.6 million in the third quarter of 2024 compared to reclamation recovery of $23.1 million in the third quarter of 2023. The reclamation expense of $6.6 million was primarily attributable to a decrease in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project.

Other operating expenses of $8.0 million were recognized in the third quarter of 2024 compared to other operating expenses of $2.8 million in the third quarter of 2023. The increase in other operating expenses was primarily attributable to higher study costs at the Mount Milligan Mine and an unrealized loss of $1.5 million on financial asset related to the Additional Royal Gold Agreement. The unrealized loss was mainly driven by the increase in the short-term consensus gold price expectations.

Other non-operating income of $5.5 million was recognized in the third quarter of 2024 compared to other non-operating income of $7.8 million in the third quarter of 2023. The decrease in other non-operating income is primarily attributable to increase in foreign exchange loss due to movement in foreign currency exchange rates partially offset by an increase in interest income earned on the Company’s cash balance.

The Company recognized income tax expense of $27.9 million in the third quarter of 2024, comprising current income tax expense of $23.9 million and deferred income tax expense of $4.0 million, compared to income tax expense of $41.5 million in the third quarter of 2023, comprising current income tax expense of $36.5 million and deferred income tax expense of $5.0 million. The decrease in income tax expense was mainly due to a lower income generated at the Öksüt Mine.
Nine months ended September 30, 2024 compared to 2023

Revenue of $912.1 million was recognized in 2024 compared to $754.9 million in 2023. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Mount Milligan Mine and Öksüt Mine and higher average realized gold and copper prices, partially offset by lower copper pounds sold at the Mount Milligan Mine and lower molybdenum pounds roasted and sold.

Gold production was 294,880 ounces in 2024 compared to 221,058 ounces in 2023. Gold production in 2024 included 129,919 ounces of gold from the Mount Milligan Mine compared to 113,888 ounces in 2023, with the higher production primarily due to higher gold grades. The Öksüt Mine produced 164,961 ounces of gold in 2024 compared to 107,170 ounces of gold in 2023 primarily due to a longer operating period in 2024 as compared to 2023 due to the suspension of gold room operations at the ADR plant until June 2023.

Copper production at the Mount Milligan Mine was 41.6 million pounds in 2024 compared to 42.2 million pounds in 2023. The slight decrease in copper production was attributed to lower recoveries.

The Langeloth Facility roasted 7.3 million pounds and sold 8.1 million pounds of molybdenum in 2024 compared to 9.1 million pounds and 9.1 million pounds, respectively, in 2023. This decrease in the molybdenum roasted and sold was primarily due to the planned acid plant shut down in the second quarter of 2024.
Cost of sales of $613.7 million was recognized in 2024 compared to $629.0 million in 2023. The decrease was primarily due to lower production costs and DDA at the Mount Milligan Mine and lower production costs at the Molybdenum BU primarily due to a reduction in pounds of molybdenum roasted and sold as well as lower average molybdenum prices to purchase third-party molybdenum concentrate to be processed. The decrease was partially offset by higher production costs and higher DDA at the Öksüt Mine due to the longer operating period and higher ounces of gold produced and sold in the first nine months of 2024.

Gold production costs were $860 per ounce in 2024 compared to $820 per ounce in 2023. The increase in gold production costs per ounce was primarily due to higher production costs at the Öksüt Mine. Partially offsetting the increase were lower production costs at the Mount Milligan Mine from lower processing costs and higher ounces sold at the Öksüt Mine.
All-in sustaining costs on a by-product basisNG were $1,103 per ounce in 2024 compared to $1,122 per ounce in 2023. The decrease was primarily due to higher copper credits from an increase in average realized copper prices at the Mount Milligan Mine, partially offset by higher gold production costs per ounce and higher sustaining capital expendituresNG.
All-in costs on a by-product basisNG were $1,299 per ounce in 2024 compared to $1,471 per ounce in 2023. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG as noted above and lower exploration expenses.

Expensed exploration and evaluation costs were $57.5 million in 2024, compared to $58.5 million in 2023. The total expenditures of $57.5 million recognized in 2024 comprised:
•$21.1 million of project evaluation costs at the Thompson Creek Mine ($7.6 million in 2023) up to the feasibility study results;
•$7.9 million of drilling and related costs at the Goldfield Project ($21.0 million in 2023);
•$5.7 million of project evaluation costs at the Goldfield Project ($8.6 million in 2023);
•$5.3 million of drilling and related costs at the Mount Milligan Mine ($4.2 million in 2023);
•$0.7 million of drilling and related costs at the Öksüt Mine ($1.3 million in 2023); and
•$16.9 million of drilling and related costs across the Company’s other exploration projects ($15.8 million in 2023).

Reclamation recovery was $23.5 million in 2024 compared to the reclamation recovery of $15.8 million in 2023. Higher reclamation recovery was primarily attributable to an increase in an estimate of future reclamation cash outflows at the Endako Mine in the comparative period and changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine, Kemess Project and Thompson Creek Mine.

Other non-operating income of $33.1 million was recognized in 2024 compared to $12.2 million in 2023. The increase in other non-operating income was primarily due to a higher foreign exchange gain attributable to movement in foreign currency exchange rates and higher interest income earned on the Company’s cash balance in 2024 compared to 2023.

The Company recognized income tax expense of $75.5 million in 2024, comprising current income tax expense of $70.4 million and deferred income tax expense of $5.1 million, compared to income tax expense of $56.0 million in 2023, comprising current income tax expense of $46.4 million and deferred income tax expense of $9.6 million. The increase in income tax expense was mainly due to an increase in income generated at the Öksüt Mine, which had a longer operating period in 2024 compared to 2023 due to the suspension of gold room operations at the ADR plant until June 2023 and the higher drawdown of the deferred tax asset at Mount Milligan Mine in 2024.

Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at September 30, 2024 are summarized as follows:

			Average Strike Price				Settlements (% of exposure hedged)(1)				As at September 30, 2024
Instrument	Unit	Type	Q4 2024	2025	2026	2027	Q4 2024	2025	2026	2027	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.30/$1.36	$1.32/$1.38	$1.33/$1.38	—	$48.0M (29%)	$150.0M	$36.0M	—	$234.0M	402
USD/CAD forward contracts	CAD	Fixed	1.33	1.35	1.37	—	$61.5M (38%)	$142.0M	$61.3M	—	$264.8M	1,200
Total							$109.5M (67%)	$292.0M	$97.3 M	—	$498.8M	1,602

Fuel (diesel) Hedges
ULSD zero-cost collars(2)	Litres	Fixed	$0.64/$0.72	$0.59/$0.66	$0.60/$0.67	—	954 (14%)	4,532	3,339	—	8,825	(349)
ULSD swap contracts(2)	Litres	Fixed	$0.64	$0.65	$0.60	$0.60	3,578 (51%)	8,252	5,533	1,431	18,794	(999)
Total							4,532 (65%)	12,784	8,872	1,431	27,619	(1,348)

Copper Hedges(3):
Copper zero-cost collars	Pounds	Fixed	$4.00/$5.12	—	—	—	2.0M (15%)	—	—	—	2.0M	7

Gold/Copper Hedges (Royal Gold deliverables)(4):
Gold forward contracts	Ounces	Float	—	—	—	—	10,240	—	—	—	10,240	473
Copper forward contracts	Pounds	Float	—	—	—	—	2.0M	—	—	—	2.0M	163
(1)Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed and copper pounds sold as outlined in the “Outlook” section and is subject to change.
(2)Relates to ultra-low-sulfur diesel. Units are in thousands of litres.
(3)The copper hedge ratio is based on the forecasted copper pounds sold, net of the Mount Milligan Streaming Agreement.
(4)Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the consolidated statements of earnings (loss) was as follows:

	Three months ended September 30,			Nine months ended September 30,
($ millions)	2024	2023	% Change	2024	2023	% Change
Foreign exchange hedges	(1,538)	(2,259)	(32)%	(3,730)	(6,532)	(43)%
Fuel hedges	(130)	616	(121)%	57	1,652	(97)%
Copper hedges	—	901	(100)%	450	1,717	(74)%
Gold hedges	—	946	(100)%	—	946	(100)%

As at September 30, 2024, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($millions)	September 30, 2024	December 31, 2023
Total Assets	2,334.3	2,280.8
Total Liabilities	589.7	606.6
Current Liabilities	263.2	297.5
Non-current Liabilities	326.5	309.1
Total Equity	1,744.6	1,674.2

Cash as at September 30, 2024 was $604.3 million compared to $612.9 million as at December 31, 2023. The decrease was primarily attributable to the repurchase and cancellation of approximately 4,965,300 Centerra common shares under the Company’s NCIB program amounting to $31.8 million, the cash payment of $24.5 million related to the Additional Royal Gold Agreement, a $5.5 million marketable security investment and dividends paid of $33.0 million during the nine months ended September 30, 2024. The decrease was partially offset by a free cash flowNG of $91.6 million during the nine months ended September 30, 2024.

The carrying value of PP&E as at September 30, 2024 was $1.28 billion compared to $1.24 billion as at December 31, 2023. The increase was primarily due to additions of $132.9 million related to ongoing capital projects at the existing mines and projects, partially offset by the depreciation and depletion of PP&E of $86.1 million in the normal course of operations during the period.

Other non-current assets as at September 30, 2024 were $56.8 million compared to $19.3 million as at December 31, 2023. The increase was primarily due to the recognition of a financial asset of $33.3 million as a result of the Additional Royal Gold Agreement, representing the net impact of the incremental amounts of payments to be received from Royal Gold under certain conditions and certain obligation payments to Royal Gold and the purchase of marketable securities.

Accounts payable and accrued liabilities as at September 30, 2024 were $215.2 million compared to $201.7 million at December 31, 2023. The increase was primarily due to the effect of timing of vendor payments and higher accrued expenses relating to capital projects, and higher accrued liabilities at the Öksüt Mine related to an increased royalty provision, partially offset by royalty payments made in the second quarter of 2024.

Income tax payable as at September 30, 2024 was $22.6 million compared to $41.0 million as at December 31, 2023. The decrease was primarily related to the tax payments made by the Öksüt Mine in the second quarter of 2024, partially offset by the current income tax attributable to the Öksüt Mine.

Other current liabilities as at September 30, 2024 were $25.4 million compared to $54.8 million at December 31, 2023. The decrease was primarily due to $9.5 million of deferred revenue recognized at Mount Milligan Mine related to an advance payment received on the gold and copper concentrate for which no revenue was recognized at December 2023. In addition, there was a $16.9 million decrease in the current portion of the provision for reclamation related to care and maintenance sites and a $2.8 million decrease in share repurchase liability associated with the Company’s ASPP under its NCIB.

Other non-current liabilities as at September 30, 2024 were $37.5 million compared to $19.7 million at December 31, 2023. The increase was primarily due to the non-current deferred revenue of $19.9 million recognized in 2024 related to the Additional Royal Gold Agreement.

Share capital as at September 30, 2024 was $840.1 million compared to $861.5 million as at December 31, 2023. The decrease was primarily due to the repurchase and cancellation of shares for $31.8 million under NCIB.

Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its current obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 13, 2024, the Company entered into the Additional Royal Gold Agreement, relating to the Mount Milligan Mine. See “Recent Events and Developments” section in this MD&A.

Mount Milligan Mine Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2024	2023	% Change	2024	2023	% Change
Financial Highlights:
Gold revenue	87.3	58.3	50%	210.8	167.5	26%
Copper revenue	47.8	46.0	4%	140.9	131.3	7%
Other by-product revenue	2.3	2.0	15%	6.0	6.0	0%
Total revenue	137.4	106.3	29%	357.7	304.8	17%
Production costs	80.6	80.4	—%	217.0	241.3	(10)%
Depreciation, depletion, and amortization ("DDA")	19.0	21.5	(12)%	51.4	58.7	(12)%
Earnings from mine operations	37.8	4.4	759%	89.3	4.8	1760%
Earnings (loss) from operations(1)	29.4	(0.8)	3775%	61.8	(6.5)	1051%
Cash provided by mine operations	40.2	35.6	13%	99.3	84.8	17%
Free cash flow from mine operations(2)	15.6	25.2	(38)%	53.4	58.6	(9)%
Additions to property, plant and equipment	27.2	9.2	195%	46.8	25.4	84%
Capital expenditures - total(2)	24.7	12.5	98%	46.2	27.6	67%
Sustaining capital expenditures(2)	24.7	12.5	98%	46.2	27.6	67%
Operating Highlights:
Tonnes mined (000s)	11,801	13,357	(12)%	36,447	37,617	(3)%
Tonnes ore mined (000s)	5,066	5,900	(14)%	16,085	15,022	7%
Tonnes processed (000s)	5,553	5,605	(1)%	16,040	15,905	1%
Process plant head grade gold (g/t)	0.40	0.35	14%	0.41	0.36	14%
Process plant head grade copper (%)	0.16%	0.17%	(6)%	0.17%	0.16%	6%
Gold recovery (%)	61.4%	63.7%	(4)%	63.8%	63.7%	0%
Copper recovery (%)	73.8%	76.5%	(4)%	75.6%	77.1%	(2)%
Concentrate produced (dmt)	37,131	34,265	8%	107,620	97,480	10%
Gold produced (oz)(3)	42,993	39,554	9%	129,919	113,888	14%
Gold sold (oz)(3)	45,968	42,873	7%	122,502	119,333	3%
Average realized gold price - combined ($/oz)(3)(4)	1,899	1,360	40%	1,721	1,404	23%
Copper produced (000s lbs)(3)	13,694	15,026	(9)%	41,573	42,168	(1)%
Copper sold (000s lbs)(3)	14,209	15,385	(8)%	41,536	43,548	(5)%
Average realized copper price - combined ($/lb)(3)(4)	3.37	2.99	13%	3.39	3.01	13%
Unit Costs:
Gold production costs ($/oz)	1,138	1,050	8%	1,062	1,134	(6)%
All-in sustaining costs on a by-product basis ($/oz)(2)(5)	1,318	1,150	15%	1,064	1,214	(12)%
All-in costs on a by-product basis ($/oz)(2)(5)	1,401	1,218	15%	1,141	1,249	(9)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)(5)	1,526	1,245	23%	1,329	1,300	2%
Copper production costs ($/lb)	1.99	2.30	(13)%	2.09	2.43	(14)%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)(5)	2.69	2.73	(1)%	2.61	2.78	(6)%
Mining costs per tonne mined ($/tonne)(2)	2.58	2.14	21%	2.51	2.28	10%
Milling costs per tonne processed ($/tonne)(2)	5.50	6.31	(13)%	5.56	6.32	(12)%
Site G&A costs per tonne processed ($/tonne)(2)	2.44	2.31	6%	2.47	2.54	(3)%
On site costs per tonne processed ($/tonne)(2)	13.42	13.72	(2)%	13.73	14.25	(4)%
(1)Includes exploration and evaluation costs and other operating costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Agreement and the impact of copper hedges.

Third Quarter 2024 compared to Third Quarter 2023

Earnings from mine operations of $37.8 million were recognized in the third quarter of 2024 compared to $4.4 million in the third quarter of 2023. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices, higher gold ounces sold, and lower DDA due to the increase in proven and probable reserves as a result of a life-of-mine update at year-end 2023. This was partially offset by lower copper pounds sold driven by mine sequencing and timing of shipments.

Cash provided by mine operations of $40.2 million was recognized in the third quarter of 2024 compared to $35.6 million in the third quarter of 2023. The increase was primarily due to higher average realized gold and copper prices, higher gold ounces sold, partially offset by lower copper pounds sold and unfavorable working capital change. The unfavourable working capital change in the third quarter of 2024 compared to the third quarter of 2023 was primarily related to the timing of vendor and Royal Gold payments.

Free cash flowNG from mine operations of $15.6 million was recognized in the third quarter of 2024 compared to $25.2 million in the third quarter of 2023. The decrease is due to higher sustaining capital expenditures compared to the third quarter of 2024, partially offset by higher cash provided by mine operations as noted above.

During the third quarter of 2024, mining activities were carried out in phases 5, 6, 7, and 9 of the open pit. Phase 9 is the main source of higher copper grades and phase 7 supplies higher gold grades. Phase 6 development was conducted to access future high grade copper material. Total tonnes mined were 11.8 million tonnes in the third quarter of 2024 compared to 13.4 million tonnes in the third quarter of 2023 due to longer haul distances and more stockpile tonnes fed to the mill.

Total process plant throughput in the third quarter of 2024 was 5.6 million tonnes, averaging 58,520 tonnes per calendar day compared to 5.6 million tonnes, averaging 60,927 tonnes per calendar day in the third quarter of 2023. Gold production was 42,993 ounces in the third quarter of 2024 compared to 39,554 ounces in the third quarter of 2023. The increase in gold production is primarily driven by higher gold head grades through blending of the high-gold and low-copper Phase 7 ore, partially offset by the lower gold recoveries from partially oxidized ore in the initial upper benches of Phase 6. During the third quarter of 2024, the average gold head grade and recovery were 0.40 g/t and 61.4% compared to 0.35 g/t and 63.7% in the third quarter of 2023. Total copper production was 13.7 million pounds in the third quarter of 2024 compared to 15.0 million pounds in the third quarter of 2023. The decrease in copper production is primarily attributed to lower recoveries from partially oxidized historical stockpiles and the upper benches of Phase 6. During the third quarter of 2024, the average copper head grade and recovery were 0.16% and 73.8% compared to 0.17% and 76.5% in the third quarter of 2023. Copper recovery in the period was impacted due to higher proportion of pyrite, oxidized material and clays fed from the stockpile.

Gold production costs were $1,138 per ounce in the third quarter of 2024 compared to $1,050 per ounce in the third quarter of 2023. The increase was primarily due to higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper, partially offset by an increase in gold ounces sold as outlined above.

Copper production costs were $1.99 per pound in the third quarter of 2024 compared to $2.30 per pound in the third quarter of 2023. The decrease was primarily due to lower allocation of costs to copper production costs due to relative changes in the market price of gold and copper, partially offset by lower copper pounds sold.
Mount Milligan Q3 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $1,318 per ounce in the third quarter of 2024 compared to $1,150 per ounce in the third quarter of 2023. The increase was primarily due to higher sustaining capital expendituresNG, partially offset by higher gold ounces sold and lower production costs per ounce mainly from lower processing costs. Higher capital expenditures in the third quarter of 2024 compared to the third quarter of 2023 were primarily due to higher spending on the TSF, mining fleet purchases, equipment overhaul, site facilities and water sourcing compared to the same period of 2023 during which material availability for TSF construction was limited and some projects were deferred.

All-in costs on a by-product basisNG were $1,401 per ounce in the third quarter of 2024 compared to $1,218 per ounce in the third quarter of 2023. The increase was due to higher all-in-sustaining costs on a by-product basisNG as noted above, and higher study costs, partially offset by lower exploration expenses.

Nine months ended September 30, 2024 compared to 2023

Earnings from mine operations of $89.3 million were recognized in 2024 compared to $4.8 million in 2023. The increase was primarily due to higher average realized gold and copper prices, higher gold ounces sold, lower production costs and lower DDA due to the increase in proven and probable reserves as a result of a life-of-mine update at year-end 2023. This was partially offset by lower copper pounds sold.
Cash provided by mine operations of $99.3 million was recognized in 2024 compared to $84.8 million in 2023. The increase was primarily due to higher average realized gold and copper prices, higher gold ounces sold, lower production costs, partially offset by lower copper pounds sold and unfavourable changes in working capital due to the timing of vendor and Royal Gold payments and cash collection on concentrate shipments.

Free cash flowNG from mine operations of $53.4 million was recognized in 2024 compared to $58.6 million in 2023. The decrease was primarily due to higher sustaining capital expendituresNG, partially offset by higher cash provided by mine operations as explained above.

During 2024, mining activities were carried out in Phases 5, 6, 7, and 9 of the open pit. Total tonnes mined were 36.4 million tonnes in 2024 compared to 37.6 million tonnes mined in 2023. The decrease in tonnage was primarily due to longer hauling distances and lower primary shovel availability during the period.

The process plant throughput was 16.0 million tonnes, averaging 58,261 tonnes per calendar day compared to 15.9 million tonnes in 2023, averaging 56,905 tonnes per calendar day. The increase in process plant throughput was primarily attributable to softer ore from a higher proportion of stockpile ore feed and a decrease in mill downtime in 2024 compared to 2023.

Gold production was 129,919 ounces in 2024 compared to 113,888 ounces in 2023. The increase was primarily due to higher gold grades. During 2024, the average gold grade was 0.41 g/t and recoveries were 63.8% compared to 0.36 g/t and 63.7% in 2023. Total copper production was 41.6 million pounds in 2024 compared to 42.2 million pounds in 2023. The decrease in copper production is primarily attributed to lower recoveries. During 2024, the average copper grade was 0.17% and recoveries were 75.6% compared to 0.16% and 77.1%, respectively, in 2023. Despite the benefits from the low concentrate grade initiative, copper recovery was negatively impacted by the elevated pyrite and oxide content in mill feed throughout the year putting a strain on the flotation circuit.

Gold production costs were $1,062 per ounce in 2024 compared to $1,134 per ounce in 2023. The decrease was primarily due to lower production costs primarily due to an increase in copper concentrate production, resulting in lower weighted average cost of inventory per dry metric tonne, as well as lower direct production costs. Lower direct production costs were mainly due to a decrease in processing costs, partially offset by higher mining costs. A decrease in processing costs was driven by lower maintenance costs from a smaller scope shutdown in 2024 compared to 2023, and lower consumption of liners and grinding media. Mining costs were impacted by higher equipment maintenance costs due to sequencing of component replacements, loader repairs and longer haul distances. Mining costs were partially offset by more tonnes placed as part of the TSF step-out activities during 2024, resulting in approximately $4.5M more mining costs being capitalized to the TSF between periods.
Copper production costs were $2.09 per pound in 2024 compared to $2.43 per pound in 2023. The decrease is primarily due to lower overall production costs as noted above, partially offset by lower copper pounds sold.

Mount Milligan YTD all-in sustaining costs on a by-product basis per ounceNG ($/oz)
All-in sustaining costs on a by-product basisNG were $1,064 per ounce for 2024 compared to $1,214 per ounce in 2023. The decrease was primarily due to lower production costs as noted above and higher copper credits as a result of higher average realized copper prices, partially offset by higher sustaining capital expendituresNG. Higher sustaining capital expendituresNG in 2024 were due to higher spending on the TSF, mining fleet purchases, equipment overhauls and water sourcing project compared to the same period of 2023 during which material availability for TSF construction was limited and some projects were deferred.

All-in costs on a by-product basisNG were $1,141 per ounce in 2024 compared to $1,249 per ounce in 2023. The decrease was due to lower all-in sustaining costs on a by-product basisNG as noted above, partially offset by higher study costs and higher exploration expenses resulting from more exploration activities at the Mount Milligan Mine.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.
The Öksüt Mine suspended gold doré bar production in early March 2022 when mercury was detected in the gold room at the ADR plant and subsequently suspended heap leaching operations in August 2022. Following the receipt of an amended environmental impact assessment at the end of May 2023, crushing, stacking, and ADR activities resumed at the beginning of June 2023. As a result, the results for the nine months ended September 30, 2024 are not directly comparable to the corresponding prior period.
Öksüt Mine Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2024	2023	% Change	2024	2023	% Change
Financial Highlights:
Revenue	126.1	170.0	(26)%	369.5	190.9	94%
Production costs(1)	41.9	39.2	7%	114.4	43.5	163%
Depreciation, depletion, and amortization ("DDA")	13.0	20.0	(35)%	39.8	22.2	79%
Earnings from mine operations	71.2	110.8	(36)%	215.2	125.2	72%
Earnings (loss) from operations(2)	70.6	110.4	(36)%	213.9	108.5	97%
Cash provided by mine operations	97.3	143.9	(32)%	196.6	130.8	50%
Free cash flow from mine operations(3)	86.8	133.8	(35)%	166.0	110.3	50%
Additions to property, plant and equipment	17.9	12.7	41%	39.5	23.4	68%
Capital expenditures - total(3)	10.5	10.1	4%	30.6	20.5	49%
Sustaining capital expenditures(3)	10.5	10.1	4%	30.6	20.5	49%
Operating Highlights:
Tonnes mined (000s)	4,930	3,142	57%	12,498	6,374	96%
Tonnes ore mined (000s)	1,424	107	1236%	2,816	296	851%
Ore mined - grade (g/t)	1.05	0.46	128%	1.15	0.93	24%
Ore crushed (000s)	1,243	978	27%	3,055	1,317	132%
Tonnes of ore stacked (000s)	1,453	978	49%	3,478	1,317	164%
Heap leach grade (g/t)	1.05	1.98	(47)%	1.18	1.88	(37)%
Heap leach contained ounces stacked	48,928	62,332	(22)%	131,630	79,460	66%
Gold produced (oz)	50,719	86,667	(41)%	164,961	107,170	54%
Gold sold (oz)	50,768	88,100	(42)%	161,805	98,785	64%
Average realized gold price ($/oz)(4)	2,484	1,926	29%	2,282	1,929	18%
Unit Costs:
Gold production costs ($/oz)	829	445	86%	710	440	61%
All-in sustaining costs on a by-product basis ($/oz)(3)	1,092	582	88%	946	679	39%
All-in costs on a by-product basis ($/oz)(3)	1,098	586	87%	950	836	14%
Mining costs per tonne mined ($/tonne)(3)	2.93	2.27	29%	3.16	2.16	46%
Processing costs per tonne processed ($/tonne)(3)	5.37	5.05	6%	5.50	4.75	16%
Site G&A costs per tonne processed ($/tonne)(3)	7.74	9.51	(19)%	8.25	12.24	(33)%
On site costs per tonne processed ($/tonne)(3)	23.06	21.86	5%	25.10	27.44	(9)%
(1)Includes government royalties of $12.5 million and $37.5 million during three and nine months ended September 30, 2024 and $14.9 million and $16.6 million during the three and nine months ended September 30, 2023, respectively.
(2)Includes exploration and evaluation costs and standby costs.
(3)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Third Quarter 2024 compared to Third Quarter 2023

Earnings from mine operations were $71.2 million in the third quarter of 2024 compared with $110.8 million in the third quarter of 2023. The decrease was primarily due to lower ounces of gold produced and sold mainly attributable to higher production level during the third quarter of 2023 from processing the build-up gold-in-carbon inventory following the resumption of operations in June 2023. The decrease in earnings from mine operations was partially offset by higher average realized gold prices in the third quarter of 2024 and lower DDA mainly attributable to lower ounces of gold sold.

Cash provided by mine operations was $97.3 million in the third quarter of 2024, compared to $143.9 million in the third quarter of 2023. The decrease in cash provided by mine operations was primarily due to lower ounces of gold sold, higher production costs and a favorable working capital movement due to the processing of the build-up gold-in-carbon inventory following the resumption of operations in June 2023, partially offset by higher average realized gold prices. Cash provided by operating activities prior to changes in working capital and income taxes paid was $72.2 million in the third quarter of 2024 compared to $101.3 million in the third quarter of 2023.

Free cash flow from mine operationsNG was $86.8 million in the third quarter of 2024, compared to $133.8 million in the third quarter of 2023. The decrease in free cash flow from mine operationsNG was primarily due to a decrease in cash provided by mine operations as noted above.

Mining activities in the third quarter of 2024 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 4.9 million tonnes in the third quarter of 2024 compared to 3.1 million tonnes in the third quarter of 2023. The increase was primarily due to increased equipment in the expanded work areas compared to the third quarter of 2023.

The Öksüt Mine stacked 1.5 million tonnes at an average grade of 1.05 g/t, containing 48,928 ounces of gold in the third quarter of 2024, compared to 1.0 million tonnes stacked at an average grade of 1.98 g/t, containing 62,332 ounces of gold in the third quarter of 2023. The increase in tonnes stacked was primarily due to higher ore tonnes mined supplied from the Güneytepe pit.

Gold production in the third quarter of 2024 was 50,719 ounces compared to 86,667 ounces in the third quarter of 2023. The decrease in gold production in the third quarter of 2024 is primarily due to resumption of the gold room operations at the ADR plant starting June 2023 and all gold-in-carbon inventory having been processed by the end of the third quarter of 2023.

Gold production costs per ounce were $829 in the third quarter of 2024 compared to $445 in the third quarter of 2023. The increase was primarily due to higher production costs and lower ounces of gold sold. Higher production costs were primarily due to higher mining costs from higher total tonnes mined and lower amount allocated to deferred stripping in the third quarter of 2024 compared to the third quarter of 2023, higher weighted average cost per ounce in inventory and an increase in the mining contractor unit prices.

Oksüt Mine Q3 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG in the third quarter of 2024 were $1,092 per ounce compared to $582 per ounce in the third quarter of 2023. The increase was primarily due to the lower ounces of gold sold, higher royalty expense driven by higher gold prices, and higher gold production costs per ounce as noted above.

All-in costs on a by-product basisNG were $1,098 per ounce in the third quarter of 2024 compared to $586 per ounce in the third quarter of 2023. The increase was due to higher all-in-sustaining costs on a by-product basisNG as noted above.

Nine months ended September 30, 2024 compared to 2023

Earnings from mine operations were $215.2 million in 2024 compared with $125.2 million in 2023. The increase was primarily due to higher ounces of gold produced and sold as a result of a longer operating period in 2024 as compared to 2023 due to the suspension of gold room operations at the ADR plant until June 2023 and higher average realized gold prices in 2024. The increase in earnings from mine operations was partially offset by higher production costs, including royalties, and higher DDA primarily due to higher ounces of gold sold.
Cash provided by mine operations was $196.6 million in 2024 compared with $130.8 million in 2023. The increase in cash provided by mine operations was primarily due to higher ounces of gold sold, higher realized gold prices, lower stand-by costs, a favorable working capital movement mainly due to timing of vendor payments. The increase was partially offset by higher production costs, higher royalties and higher tax payments in 2024.

Free cash flowNG from mine operations was $166.0 million in 2024 compared with $110.3 million in 2023. The increase in free cash flowNG from mine operations was primarily due to an increase in cash provided by mine operations, partially offset by higher sustaining capital expendituresNG mainly from higher capitalized stripping costs and other sustaining capital projects.

Mining activities in 2024 were carried out in phase 5 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 12.5 million tonnes in 2024 compared to 6.4 million tonnes in 2023. The increase was primarily due to rcurtailment of mining operations in the first six months of 2023 until the resumption of operations in June 2023.

The Öksüt Mine stacked 3.5 million tonnes at an average grade of 1.18 g/t containing 131,630 ounces of gold in 2024, compared with 1.3 million tonnes stacked at an average grade of 1.88 g/t containing 79,460 ounces of gold in 2023. The increase in tonnes stacked was primarily due the extended suspension of stacking and leaching operations in 2023.

Gold production was 164,961 ounces in 2024 compared to 107,170 ounces in 2023, primarily due to suspension of gold room operations in the ADR plant from March 2022 until early June 2023. Due to this suspension of gold operations, Öksüt Mine operated for four months in 2023 as compared to nine months in 2024.

Gold production costs were $710 per ounce in 2024 compared with $440 per ounce in 2023. The increase was primarily due to higher production costs, partially offset by higher gold ounces sold and higher amount allocated to capitalized stripping expenditures. Higher production costs were mainly due to a longer operating period, higher weighted average cost per ounce in inventory and an increase in the mining contractor unit prices.

All-in sustaining costs on a by-product basisNG were $946 per ounce in 2024 compared with $679 per ounce in 2023. The increase was primarily due to higher gold production costs per ounce as noted above and higher sustaining capital expendituresNG mainly from an increase in capitalized stripping costs, partially offset by higher gold ounces sold.

All-in costs on a by-product basisNG were $950 per ounce in 2024 compared with $836 per ounce in 2023. The increase was primarily due to higher all-in sustaining costs on a by-product basisNG as noted above, partially offset by standby costs incurred during the period of suspension of mining, crushing and stacking activities in 2023.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia, which is currently on care and maintenance.
Molybdenum BU Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2024	2023	% Change	2024	2023	% Change
Financial Highlights:
Total revenue	60.4	67.7	(11)%	185.0	259.3	(29)%
Production costs	61.0	67.2	(9)%	188.3	259.8	(28)%
Depreciation, depletion, and amortization ("DDA")	1.1	1.2	(8)%	2.8	3.5	(20)%
Loss from mine operations	(1.7)	(0.7)	(143)%	(6.1)	(4.0)	(53)%
Care and maintenance costs - Molybdenum mines	2.5	5.0	(50)%	7.9	14.0	(44)%
Reclamation expense (recovery)	3.2	(17.8)	(118)%	(15.5)	(10.5)	48%
Exploration and evaluation costs	7.4	2.5	196%	21.1	7.6	178%
Other operating expenses	0.3	0.4	(25)%	1.2	2.3	(48)%
(Loss) earnings from operations(1)	(15.1)	9.2	(264)%	(20.8)	(17.4)	(20)%
Cash (used in) provided by operations	(14.0)	9.2	(252)%	(28.7)	(36.7)	22%
Free cash flow (deficit) from operations(2)	(45.1)	8.8	(613)%	(65.6)	(37.2)	(76)%
Additions to property, plant and equipment	34.3	0.5	6760%	44.8	0.6	7825%
Total capital expenditures(2)	25.2	0.5	4940%	35.7	0.6	5850%
Operating Highlights:
Tonnes mined (000s)	3,347	—	100%	6,022	—	100%
Mo purchased (lbs)	2,611	2,919	(11)%	7,776	9,748	(20)%
Mo roasted (lbs)(3)	2,440	2,559	(5)%	7,280	9,130	(20)%
Mo sold (lbs)	2,431	2,700	(10)%	8,054	9,077	(11)%
Average market molybdenum price ($/lb)	21.78	23.77	(8)%	21.17	26.05	(19)%
Average realized molybdenum price ($/lb)	23.27	24.08	(3)%	21.90	25.71	(15)%
(1)Includes exploration and evaluation costs and other operating costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Amount does not include 1.5 million pounds of molybdenum roasted of toll material for the three and nine months ended September 30, 2024.
Third Quarter 2024 compared to Third Quarter 2023

Loss from operations of $15.1 million was recognized in the third quarter of 2024 compared to net earnings from operations of $9.2 million in the third quarter of 2023. The increase in loss from operations was primarily due to higher project evaluation costs related to project studies and advancement work at the Thompson Creek Mine, including project de-risking activities such as additional engineering and permitting costs and site early works. The Thompson Creek Mine continued some early works, including technical studies and pre-stripping activities in the main open pit area. The cost of these activities was expensed prior to early September 2024 when the Company announced the results of the feasibility study on the re-start of the Thompson Creek Mine and made a decision to proceed with the restart. Refer to section “Recent Events and Developments” in this MD&A. In the third quarter of 2024, the mine completed approximately 3.3 million short tons of waste stripping with mining costs per short ton closely aligned with those outlined in the feasibility study. The increase in loss from operations was also due to a reclamation expense recognized in the third quarter of 2024 compared to a reclamation recovery recognized the third quarter of 2023 resulting from a decrease in the risk-free interest rates applied to the underlying future reclamation cash outflows at the Endako Mine in the third quarter of 2024.

Cash used in operations was $14.0 million in the third quarter of 2024, compared to cash provided by operations of $9.2 million in the third quarter of 2023. The increase in cash used in operations is primarily due to higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine in the third quarter of 2024 as noted above and an unfavorable working capital change at the Langeloth Facility in the third quarter of 2024 due to timing of vendor payments and inventory build-up. The total working capital balance of the Molybdenum BU was $107.1 million at September 30, 2024 compared to $100.4 million at June 30, 2024 and $114.7 million at December 31, 2023.

Free cash flow deficit from operationsNG of $45.1 million was recognized in the third quarter of 2024, compared to free cash flow from operationsNG of $8.8 million in the third quarter of 2023. The decrease in free cash flow from operationsNG was primarily due to an increase in cash used in operations in the third quarter of 2024 compared to the third quarter of 2023 as noted above and higher capital spending mainly related to refurbishment and purchase of new mining equipment at the Thompson Creek Mine.

The Langeloth Facility roasted 2.4 million pounds and sold 2.4 million pounds of molybdenum in the third quarter of 2024, compared to 2.6 million pounds and 2.7 million pounds, respectively in the third quarter of 2023. The decrease in the molybdenum roasted was primarily due to slightly slower ramp up of molybdenum production following the planned acid plant shut down executed in the second quarter of 2024.

(1) The graph presents monthly average molybdenum prices.

Nine months ended September 30, 2024 compared to 2023

Loss from operations was $20.8 million in 2024 compared to $17.4 million in 2023. The increase in loss from operations was primarily due to higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine. In 2024, the mine completed approximately 6.0 million short tons of waste stripping with mining costs per short ton closely aligned with those outlined in the feasibility study. The increase is partially offset by the higher reclamation recovery in 2024 compared to 2023 mainly due to an increase in an estimate of future reclamation cash outflows at the Endako Mine in the comparative period.

Cash used in operations was $28.7 million in 2024 compared to $36.7 million in 2023. The decrease in cash used in operations was primarily due to a favorable working capital movement from the timing of vendor payments in 2024 compared to an unfavourable working capital movement in 2023 due to increased molybdenum prices in 2023. The decrease in cash used in operations was partially offset by the project studies and advancement work at the Thompson Creek Mine as discussed above.
Free cash flow deficit from operationsNG of $65.6 million was recognized in 2024 compared to $37.2 million in 2023, primarily due to higher property, plant and equipment additions at the Langeloth Facility related to planned maintenance of the acid plant and capital spending related to mining equipment refurbishments and purchases at the Thompson Creek Mine, partially offset by lower cash used in operations, as noted above.

The Langeloth Facility roasted and sold 7.3 million pounds and 8.1 million pounds of molybdenum, respectively, in 2024 compared to 9.1 million pounds of molybdenum roasted and sold in 2023. This decrease in the molybdenum roasted and sold was primarily due to the planned acid plant shut down in the second quarter of 2024.
Quarterly Results – Previous Eight Quarters

$millions, except per share data	2024			2023				2022
quarterly data unaudited	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	324	282	306	340	344	185	227	208
Net earnings (loss)(1)	29	38	66	(29)	61	(40)	(73)	(130)
Basic earnings (loss) per share	0.14	0.18	0.31	(0.13)	0.28	(0.18)	(0.34)	(0.59)
Adjusted earnings (loss) per share - basic	0.19	0.23	0.15	0.28	0.20	(0.20)	(0.24)	(0.06)
Diluted earnings (loss) per share	0.13	0.18	0.30	(0.13)	0.27	(0.18)	(0.34)	(0.59)
Adjusted earnings (loss) per share - diluted	0.19	0.23	0.14	0.28	0.20	(0.20)	(0.24)	(0.06)
(1)Net losses in Q4 2023 and Q4 2022 reflect the impact of a non-cash impairment loss at the Kemess Project.
Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2023, with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2023 with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2024.

Accounting Policies and Changes

The accounting policies applied in the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 is consistent with those used in the company’s consolidated financial statements for the year ended December 31, 2023.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 (“SOX”) and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, the Company’s management evaluated the effectiveness of the design of its internal controls over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As at September 30, 2024, based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS.

There has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2024, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three months ended September 30, 2024, 564 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Adjusted net earnings (loss) is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
•Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
•Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.
•Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
•On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.

•Average realized molybdenum price is a supplementary financial measure calculated by dividing the different components of molybdenum sales (including third party sales, mark-to-market adjustments and final pricing adjustments) by the number of pounds sold. Management uses this measure to monitor its sales of molybdenum pounds against the average market molybdenum price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.
Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2024	2023	2024	2023	2024	2023
Production costs attributable to gold	94.2	84.2	52.3	45.0	41.9	39.2
Production costs attributable to copper	28.3	35.4	28.3	35.4	—	—
Total production costs excluding Molybdenum BU segment, as reported	122.5	119.6	80.6	80.4	41.9	39.2
Adjust for:
Third party smelting, refining and transport costs	3.2	2.8	3.0	2.4	0.2	0.4
By-product and co-product credits	(50.1)	(48.2)	(50.1)	(47.9)	—	(0.3)
Adjusted production costs	75.6	74.2	33.5	34.9	42.1	39.3
Corporate general administrative and other costs	10.8	7.7	0.5	—	0.2	—
Reclamation and remediation - accretion (operating sites)	2.7	2.3	0.5	0.6	2.2	1.7
Sustaining capital expenditures	35.2	22.6	24.7	12.5	10.5	10.1
Sustaining lease payments	1.8	1.5	1.3	1.3	0.5	0.2
All-in sustaining costs on a by-product basis	126.1	108.3	60.5	49.2	55.5	51.3
Exploration and study costs	13.5	16.5	2.3	2.9	0.3	0.5
Non-sustaining capital expenditures	0.2	1.1	—	—	—	—
Care and maintenance and other costs	6.2	2.8	1.5	—	—	—
All-in costs on a by-product basis	146.0	128.7	64.3	52.1	55.8	51.8
Ounces sold (000s)	96.7	131.0	46.0	42.9	50.7	88.1
Pounds sold (millions)	14.2	15.4	14.2	15.4	—	—
Gold production costs ($/oz)	973	643	1,138	1,050	829	445
All-in sustaining costs on a by-product basis ($/oz)	1,302	827	1,318	1,150	1,092	582
All-in costs on a by-product basis ($/oz)	1,509	983	1,401	1,218	1,098	586
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,401	858	1,526	1,245	1,092	582
Copper production costs ($/pound)	1.99	2.30	1.99	2.30	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.69	2.73	2.69	2.73	n/a	n/a

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2024	2023	2024	2023	2024	2023
Production costs attributable to gold	244.5	178.8	130.1	135.3	114.4	43.5
Production costs attributable to copper	86.9	106.0	86.9	106.0	—	—
Total production costs excluding Molybdenum BU segment, as reported	331.4	284.8	217.0	241.3	114.4	43.5
Adjust for:
Third party smelting, refining and transport costs	8.3	7.8	7.6	7.4	0.7	0.4
By-product and co-product credits	(147.1)	(137.5)	(146.9)	(137.2)	(0.2)	(0.3)
Adjusted production costs	192.6	155.1	77.7	111.5	114.9	43.6
Corporate general administrative and other costs	31.3	32.8	0.7	0.1	0.6	—
Reclamation and remediation - accretion (operating sites)	7.6	4.3	1.7	1.8	5.9	2.5
Sustaining capital expenditures	77.2	48.1	46.2	27.6	30.6	20.5
Sustaining lease payments	5.0	4.3	4.0	3.8	1.0	0.5
All-in sustaining costs on a by-product basis	313.7	244.6	130.3	144.8	153.0	67.1
Exploration and study costs	34.5	50.4	5.3	4.2	0.7	1.3
Non-sustaining capital expenditures	0.8	2.9	—	—	—	—
Care and maintenance and other costs	20.3	23.0	4.2	—	—	14.2
All-in costs on a by-product basis	369.3	320.9	139.8	149.0	153.7	82.6
Ounces sold (000s)	284.3	218.1	122.5	119.3	161.8	98.8
Pounds sold (millions)	41.5	43.5	41.5	43.5	—	—
Gold production costs ($/oz)	860	820	1,062	1,134	710	440
All-in sustaining costs on a by-product basis ($/oz)	1,103	1,122	1,064	1,214	946	679
All-in costs on a by-product basis ($/oz)	1,299	1,471	1,141	1,249	950	836
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,218	1,168	1,329	1,300	946	679
Copper production costs ($/pound)	2.09	2.43	2.09	2.43	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.61	2.78	2.61	2.78	n/a	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2024	2023	2024	2023
Net earnings (loss)	$28.8	$60.6	$132.9	$(52.5)
Adjust for items not associated with ongoing operations:
Unrealized loss on financial assets relating to the Additional Royal Gold Agreement	1.5	—	10.4	—
Unrealized foreign exchange loss (gain)(1)	1.3	(2.3)	(2.1)	(2.3)
Income and mining tax adjustments(2)	0.4	9.2	(4.5)	19.9
Transaction costs related to the Additional Royal Gold Agreement	—	—	2.5	—
Unrealized loss on marketable securities	—	—	0.6	—
Reclamation expense (recovery) at the Molybdenum BU sites and the Kemess Project	6.6	(23.1)	(23.5)	(15.8)
Adjusted net earnings (loss)	$38.6	$44.4	$116.3	$(50.7)

Net earnings (loss) per share - basic	$0.14	$0.28	$0.62	$(0.24)
Net earnings (loss) per share - diluted	$0.13	$0.27	$0.61	$(0.25)
Adjusted net earnings (loss) per share - basic	$0.19	$0.21	$0.54	$(0.23)
Adjusted net earnings (loss) per share - diluted	$0.18	$0.20	$0.54	$(0.23)
(1)Effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project and on the income tax payable and royalty payable related to the Öksüt Mine.
(2)Income tax adjustments reflect the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine and the impact of a one-time income tax levied by the Turkish government in the prior period.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Cash provided by (used in) operating activities(1)	$103.6	$166.6	$40.2	$35.6	$97.3	$143.9	$(14.0)	$9.2	$(19.9)	$(22.1)
Deduct:
Property, plant & equipment additions	(66.2)	(22.1)	(24.6)	(10.4)	(10.5)	(10.1)	(31.1)	(0.4)	—	(1.2)
Free cash flow (deficit)	$37.4	$144.5	$15.6	$25.2	$86.8	$133.8	$(45.1)	$8.8	$(19.9)	$(23.3)
(1)As presented in the Company’s condensed consolidated interim statements of cash flows.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Cash provided by (used in) operating activities(1)	$205.6	$100.2	$99.3	$84.8	$196.6	$130.8	$(28.7)	$(36.7)	$(61.6)	$(78.7)
Deduct:
Property, plant & equipment additions(1)	(114.0)	(51.0)	(46.0)	(26.2)	(30.6)	(20.5)	(36.9)	(0.5)	(0.5)	(3.8)
Free cash flow (deficit)	$91.6	$49.2	$53.3	$58.6	$166.0	$110.3	$(65.6)	$(37.2)	$(62.1)	$(82.5)
(1)As presented in the Company’s condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Additions to PP&E(1)	$79.7	$25.0	$27.2	$9.3	$17.9	$12.7	$34.3	$0.5	$0.3	$2.5
Adjust for:
Costs capitalized to the ARO assets	(17.8)	1.8	(2.4)	3.1	(6.4)	(1.3)	(9.0)	—	—	—
Costs capitalized to the ROU assets	(0.3)	(2.8)	—	(0.2)	(1.0)	(1.2)	—	—	0.7	(1.4)
Other(2)	(1.1)	0.7	(0.1)	0.4	—	(0.1)	(0.1)	—	(0.9)	0.4
Capital expenditures	$60.5	$24.6	$24.7	$12.5	$10.5	$10.1	$25.2	$0.5	$0.1	$1.5
Sustaining capital expenditures	35.3	23.5	24.7	12.5	10.5	10.1	—	0.5	0.1	0.4
Non-sustaining capital expenditures	25.2	1.1	—	—	—	—	25.2	—	—	1.1
(1)As presented in note 16 of the Company’s condensed consolidated interim financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Additions to PP&E(1)	$132.9	$53.8	$46.8	$25.4	$39.5	$23.4	$44.8	$0.6	$1.8	$4.4
Adjust for:
Costs capitalized to the ARO assets	(15.1)	1.0	1.7	2.5	(7.3)	(1.5)	(9.0)	—	(0.5)	—
Costs capitalized to the ROU assets	(3.1)	(2.7)	(1.8)	(0.1)	(1.6)	(1.2)	—	—	0.3	(1.4)
Other(2)	(1.1)	(0.2)	(0.5)	(0.2)	—	(0.2)	(0.1)	—	(0.5)	0.2
Capital expenditures	$113.6	$51.9	$46.2	$27.6	$30.6	$20.5	$35.7	$0.6	$1.1	$3.2
Sustaining capital expenditures	82.1	49.0	46.2	27.6	30.6	20.5	4.9	0.6	0.4	0.3
Non-sustaining capital expenditures	31.5	2.9	—	—	—	—	30.8	—	0.7	2.9
(1)As presented in note 16 of the Company’s consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,				Nine months ended September 30,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2024	2023	2024	2023	2024	2023	2024	2023
Mining	$30.4	$28.6	$14.5	$7.1	$91.4	$85.7	$39.5	$13.8
Allocation of mining costs(1)	(6.4)	(3.0)	(4.0)	(6.2)	(12.0)	(7.5)	(17.6)	(12.0)
Milling	30.5	35.4	7.8	4.9	89.2	100.5	19.1	6.3
Site G&A costs	13.7	13.0	11.2	9.3	39.6	40.4	28.7	16.1
Change in inventory, royalties and other	12.4	6.4	12.4	24.1	8.8	22.2	44.7	19.3
Production costs	$80.6	$80.4	$41.9	$39.2	$217.0	$241.3	$114.4	$43.5
Ore and waste tonnes mined (000's tonnes)	11,801	13,357	4,930	3,142	36,447	37,617	12,498	6,374
Ore processed (000's tonnes)	5,553	5,605	1,453	978	16,040	15,905	3,478	1,317
Mining costs per tonne mined ($/tonne)	2.58	2.14	2.93	2.27	2.51	2.28	3.16	2.16
Processing costs per tonne processed ($/tonne)	5.50	6.31	5.37	5.05	5.56	6.32	5.50	4.75
Site G&A costs per tonne processed ($/tonne)	2.44	2.31	7.74	9.51	2.47	2.54	8.25	12.24
On site costs per tonne processed ($/tonne)	13.42	13.72	23.06	21.86	13.73	14.25	25.10	27.44
(1)Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

Qualified Person & QA/QC – Non-Exploration

All non-exploration scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer, the qualified person for the purpose of NI 43-101.

The Mount Milligan Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated September 3, 2015 (with an effective date of June 30, 2015), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Qualified Person & QA/QC – Exploration

Exploration information and other related scientific and technical information in this document were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Goldfield Project is described in the Company’s most recent AIF, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.